RFC RURBAN FINANCIAL CORP.

PE
12-31-03

04011573



BUILDING THE BEST

2003 ANNUAL REPORT

During this past year, we have concentrated on building Rurban Financial Corp. into the very best company possible. And, as the results for 2003 illustrate, we have made significant strides in that direction, through ownership, teamwork and commitment. We will continue our focus and move forward to create an even stronger company in the future — for the benefit of our shareholders, customers, employees, and communities.

We are a leading provider of financial services whose mission is to attract, retain, and grow profitable customer relationships.

We exist to serve our customers. Our success is dependent on a relentless effort toward:

BUILDING RELATIONSHIPS
by providing consistent first-class customer experiences;

BUILDING TEAMS
by maintaining a work environment that will attract and retain quality people;

BUILDING VALUE
by consistently enhancing shareholder value; and

BUILDING COMMUNITIES
by being a socially responsible citizen in our communities, sharing our resources through leadership, support, and involvement.

To Our Shareholders



Steven D. VanDemark
Chairman

Kenneth A. Joyce
President and Chief Executive Officer

We have made tremendous progress in 2003 and are creating a sound foundation for lasting growth for Rurban Financial Corp. We will take the remainder of 2004 to fully execute our plans and complete this foundation, but we have begun the return of Rurban Financial Corp. as a financial force in Northwest Ohio. This beginning will be refined through 2004, and we will enter 2005 with sound, repeatable earnings that will gain Rurban entry into the ranks of high performing organizations.

The 2003 rebuilding effort created capital gains as well as a return to operating earnings. The actions in 2003 resulted in net income of $12.3 million compared to a loss of $13.4 million in 2002. Our shareholders continue to believe in our approach and efforts as Rurban Financial Corp. stock appreciated 49% for the calendar year 2003. While we are pleased with these results, it is important to understand what has occurred behind them.

2003 – A Rebuilding Year

We reported to you in the 2002 Annual Report our plans to recapitalize the organization, ensuring its strength to weather its current challenges and provide the capital foundation for building a growth organization. We have met or exceeded each of the goals put forth in our strategic plan with the following results:

- The banking assets of RFC Banking Company, our Findlay, Ohio based bank, were sold to two financial institutions. The proceeds of these sales equaled approximately 147% of capital.
- The banking charter for RFC Banking Company was effectively dissolved and restructured into a loan subsidiary retaining approximately $33.5 million of problem loans.
- The loan subsidiary was charged with 1) working out the $33.5 million in loans and 2) self liquidating in 24 to 36 months then returning its projected $19 million of capital to Rurban Financial Corp.
- The results of this transaction have exceeded our expectations. The loans are down to $24 million at year-end, and liquidation is proceeding ahead of schedule. We expect complete liquidation of this company by mid-2005. The $19 million of capital will then be returned to Rurban to grow its banking and/or data processing franchise.
- Rurban's restructuring and capitalization plan included the exiting of markets outside our Northwest Ohio trade area. We have closed the Cleveland area banking offices of State Bank and Trust and purposely exited "out of market" loan relationships. A negative effect of these actions is the reduction in loan volume and the resultant lowering of interest income. However, removing the risk of these loans makes that short-term negative a very attractive longer-term tradeoff, and this reduction of loans further strengthened our capital at a time when this was a primary and critical goal.

- The result of these actions was the creation of an organization that is over-capitalized in the short term in comparison with our peers, and one that will have a capital "war chest" for prudent expansion. The capital positions of the State Bank and the holding company are:

	Total Capital to Risk Weighted Assets	Tier I Capital to Risk Weighted Assets
Regulatory Defined "Well Capitalized" Organization	10.0%	6.0%
Rurban Financial Corp.	19.67%	18.39%
SB&T	13.7%	12.5%

In addition to these efforts and accomplishments, other activities in 2003 also laid the foundation for the future growth of Rurban and its subsidiary companies:

- Restructured management in order to place "results driven" managers in key roles to ensure the future health of the organization and to better encourage our middle level managers to reach their potential.

- Implemented and trained employees on new policies and procedures to ensure effective workflow and provide early warning of any credit quality deterioration or lack of adherence to policy and procedures.

- Brought training to all levels of the organization. An ongoing training plan was created providing for an environment of continuous improvement. Training and education includes all employees as well as Rurban's Board of Directors.

- Implemented a risk management program that is comprehensive and touches all areas of Rurban. This approach ensures that risk is addressed in a proactive manner with the appropriate resources targeted to various operational areas.

- Completed and implemented our expense reduction and revenue enhancement study providing a blueprint to enhance the bottom line, before taxes by $1.5 million, which will be fully realized in 2004.

2004 – A Year of Building Performance

Your company enters 2004 with perhaps the strongest balance sheet in its history, and in banking, the balance sheet drives the income statement. We have created tremendous capital reserves and liquidity in our balance sheet as we have exited markets that provide excessive risk for a community bank. The capital reserves and excess liquidity are to a certain extent short-term negatives to income generation once an organization is healthy and viable. We have been rebuilding with an eye to future performance that will make use of these key balance sheet measures. We will begin the road to high performance in 2004 and hit full stride in 2005 and beyond. The foundation that has been laid will make the organization stronger and put us in a superior position in the coming years relative to our competition.

Some key points as we look forward to 2004:

- We believe we are in compliance with the Written Agreement entered into in July 2002. We are focusing on further progress in reducing our problem credits and improving our net income which we believe will lead to the release of the Written Agreement.

2004 – A Year of Building Performance (Continued)

- We believe we will have operating profit in 2004 that should be sufficient to resume a reduced level of dividends subject to the release of the Agreement and/or permission of the regulatory authorities to pay dividends.

- We have actively encouraged our "out of market" loans to exit our banking organization, and this has had a necessary but negative effect on our asset growth. The loan subsidiary will continue throughout 2004 to agressively liquidate and reduce its loan portfolio. We expect the effect of these two factors to slow net asset growth during the first and second quarters of 2004 after which our assets should begin to grow as we enter into the third and fourth quarters of 2004. Offsetting this planned shrinkage, State Bank and Trust is actively marketing loans in its trade areas and has developed and implemented aggressive sales goals while requiring strict adherence to credit quality and pricing disciplines that will make money for the organization.

- Our expense control and revenue enhancement measures implemented in 2003 will have their full effect in 2004, and we expect the pricing discipline for loans and services that were implemented in 2003 to materially impact profitability in 2004.

- State Bank and Trust was profitable in 2003, and we expect that profitability to continue to improve in 2004. Classified loans have decreased substantially as have non-accruing loans. Loan volume is improving and operating efficiencies are being realized. We believe 2004 will be a year of strengthening profit for State Bank, and we are focused on achieving our goal of 2005 as a high performance year.

Growth Companies

Rurban's two non-banking growth companies continue their improvement in operating results for 2003. These two subsidiaries have outstanding growth and return on equity. Reliance Financial Services, N.A. is a full-service trust company targeting investment management, employee benefit plans and personal trusts. The trust company has grown its assets this year by 23%. A favorable equity market coupled with the company's improved operating efficiencies were the key ingredients of its success.

Reliance was able to differentiate itself in the market through the introduction of new products such as "Tactical Asset Allocation Portfolio (TAAP)", which rotates funds through market segments that are experiencing growth, minimizes investments in declining segments, and balances investments between equity and fixed securities depending upon market strengths.

Reliance also successfully developed a significant new revenue service by providing back office support or "operations" to other trust companies. The first client bank was brought on board in 2003, and future growth in this area is planned.
We are confident in the growth of this subsidiary under the guidance of its aggressive and competent management team and its dedicated staff.

The data processing subsidiary, Rurbanc Data Services, Inc. (RDSI), is celebrating 40 years of service and continues to be a solid growth company exceeding our expectations. Top line revenue this year increased 15% even though a significant piece of its business was lost due to the sale of the banking assets of our Findlay bank. While the investment in item processing and imaging equipment in 2003 was a net expense, it will prove a wise investment in 2004. We expect a strong 2004 from RDSI:

- The pipeline of prospects for data processing and item processing is very promising.
- RDSI converted its first bank in the new Missouri market, and we developed a solid list of prospects that we believe will begin to be converted to sales in 2004.
- Check 21 was signed into law in October 2003 and will change the way that banks exchange checks and customers receive their statements and have access to their checks. RDSI has made a multi-million dollar investment in hardware, software, and talent to position itself for this growth opportunity, with significant revenues planned for early in 2005.



We're celebrating 40 years of service
to the banking industry.
40
RDSI

2005 and Beyond – High Performance Years

The year 2003 laid the foundation, and 2004 begins the process of Rurban becoming a high performance organization. We will continue to build an organization that is differentiated in its marketplace, growth oriented, and operationally efficient. Our goal is to be well managed from all perspectives including risk management and focus, and we are committed to increasing long-term shareholder value.

Investors are recognizing the long-term value Rurban Financial Corp. represents. Our ability to deliver and execute on the strategic plan outlined in January of 2003 has been the cornerstone of Rurban's turnaround story. We are committed to our course of action.

Sincerely,

Rurban Financial Corp.

Steven D. VanDemark, Chairman

Kenneth A. Joyce, President and CEO

THE BANK THE STATE BANK AND TRUST COMPANY

The State Bank and Trust Company provides value-added banking solutions for all our customers' corporate and personal needs.

In looking at ways to increase revenue, we continue to rebuild our retail branch network and encourage the development of customer relationships.

To create value we focus on:

We have concentrated on reducing costs and identifying income enhancement opportunities.

We have improved our balance sheet to reflect a more appropriate balance of risk in our assets and liabilities.

Our core profitability continues to improve month by month.

– Robert W. Constien
President and Chief Executive Officer

Accomplishments of 2003

The year 2003 saw State Bank and Trust Company place a concentrated focus on people, loan processes and policies. Experienced and proven lenders were added to our staff and charged with the responsibility of reorganizing our commercial, residential and consumer lending functions.

We have made a long-term commitment to training our lending staff and the effective utilization of our processing systems. We also developed and implemented completely new procedures and policies for all loan offerings. Delinquent loans were reduced by about 50 percent, down to three percent. We also decreased our loan-loss reserve and are working aggressively to recover charged-off assets. We purposely and systematically reduced the number of "out of market" loans in our portfolio and were able to shift our lenders' primary focus to new production during the fourth quarter of 2003.

We continue to rebuild our retail branch network through the development of customer relationships. State Bank held the number one market share in Paulding County, number two share in Defiance County, and number four share in Fulton County as of 2003 year-end. Developing our branch network and Internet Banking will continue as alternative delivery channels become more important in 2004. It is our goal to continue to reduce our funding costs through additional core deposit relationships.

Balance sheet restructuring was also important in 2003. Although there is more work to be done, we have already improved the balance sheet to reflect a more appropriate balance of risk in our assets and liabilities.
In addition, we have concentrated on reducing costs and identifying income enhancement opportunities. Our efficiency ratio, while still high, is improving, as is overall bank profitability. Our core profitability continues to measurably improve month by month.

A primary focus of the past year was reviewing our procedures and policies to comply with each of the terms of the Written Agreement, and — in order to separate our internal and external auditing — we hired Plante Moran as our compliance auditor and BKD as our external auditor. Online compliance training has benefited everyone, including both employees and directors, and we are looking forward to further development in 2004 of the thorough risk management program we put in place during the past year.

Our value proposition

The value proposition for State Bank is: "Doing the Right Thing — for You." It means we will do things honestly, directly and fairly for the benefit of all concerned. That includes our customers, shareholders, employees, and the bank. We'll do it by providing the right product at the right time for the right customers — the first time, and every time.

A blueprint for the future

In 2004 we will continue to manage the company to control costs, maximize revenues and create a competitive efficiency ratio. We will increase our margin by increasing our revenue and containing our funding costs thereby, improving our return on assets and equity. This improvement will not make us a high-performing bank in 2004 — but it will set the stage for our becoming one in 2005. We will also continue to work very aggressively to recover prior charge-offs and reduce our classified assets to enhance total asset quality. We will maintain our high lending standards while pursuing sales and growth and increase the balance of loans outstanding in our portfolio.

Review of all procedures and policies will continue, as will core competency training for our staff. We will monitor and contain all expenses, while understanding that future growth necessitates investing in our facilities, technologies and people. We will begin our carefully planned technology upgrades.

Recognizing how important Internet Banking will be to our clients in the future, we will begin an aggressive expansion of our Internet Banking and Telebanking offerings. We will continue to reduce our out-of-market loans, even as we develop more core deposit and loan relationships through selling and cross selling. Our staff will continue to be involved in our communities, reinforcing State Bank's commitment to being a community partner.

RELIANCE
FINANCIAL SERVICES, N.A.

Our clients appreciate knowing that when they discuss their trust and investment needs with us, they are talking with the professionals who actually manage their accounts.

Reliance provides financial services for asset management, personal trust, employee benefits, estate planning and full-service brokerage.

To create value we focus on:

We will exceed our net income plans by close monitoring of our operating expenses and identifying ways to operate more efficiently and effectively.

Together with our clients, we have identified our ability to "find solutions" as our primary distinguishing factor.

Adding the Tactical Asset Allocation Portfolio (TAAP) to our existing investment product line created a powerful array of investment options.

– Jeffrey D. Sewell
President and Chief Operating Officer

Accomplishments of 2003

During 2003, we exceeded our goals at Reliance Financial Services, N.A. by building revenue and continuing to effectively control costs. We also enhanced our services by introducing innovative new products, such as the Tactical Asset Allocation Portfolio (TAAP). This product answered our clients' needs to achieve financial success with reduced risk.

Our asset allocation models outperformed the market indices, and our common trust funds (one of our core investment products) outperformed the benchmarks. Moreover, our local staff of experts continued to exceed clients' expectations, through close attention to details and ongoing education. We know our clients appreciate the fact that when they discuss their trust and investment needs with us, they are talking with the professionals who actually manage their accounts.

We recently signed a contract for our trust operations area to provide operations support for another bank's trust department — an avenue we will continue to explore with other community banks. Another initiative was the outsourcing of recordkeeping functions for our 401(k) products, allowing us to spend more time on building client relationships.

Together with our clients, we have identified our ability to "find solutions" as our primary distinguishing factor. You could even say it is what sets us apart from our competitors — because it does!

Our value proposition

Finding solutions...with sound advice, quality products and a local expert staff.

That is the value proposition of Reliance Financial Services, N.A., and we concentrate all our efforts toward making it a reality. That is because we know that clients enjoy working with an organization that listens to them, puts their interests first, and has the ability to implement solutions that allow them to achieve their goals.


TAAP your way to a
better investment portfolio!
Ask about our New Tactical Asset Allocation Portfolio today!
Finding Solutions for investing your portfolio is a tough and risky job. We have a solution to reduce your risk and achieve financial security.
RELIANCE
FINANCIAL SERVICES, N.A.
401 Clinton Street • Defiance, Ohio
419.783.8007 • Toll Free 800.273.5820 • www.reliancefs.com
Based on back testing for the last nine years, the above illustration shows what the return on an investment in TAAP would have provided.

A blueprint for the future

The year 2003 was a successful one in which we implemented a variety of solutions and worked to build the best trust company possible. From the strong foundation we created, we anticipate continued growth in 2004.

Looking ahead, our primary goals will be a continued emphasis on meeting clients' requests for the solutions they need. We will focus on continually raising our level of expertise and service.

Promoting and marketing our trust and investment service is an initiative that will get even more attention as we move forward. We have already created the processes and the products. Now we are eager to share the knowledge and opportunities with the community. We will also implement a customer contact plan to ensure that all of our clients have the opportunity to become familiar with all products.

Of course, the recent improvement in the markets has had a positive impact on our financial performance. That fact, in combination with our efforts to monitor expenses and improve sales, has allowed us to create an ambitious budget for 2004. Our staff members' expectations are high — they have a strong desire to achieve the goals they set; and as always, we look forward to finding solutions that work.


RDSI can get you into the Act.
with Check 21 technology.

RDSI Banking Systems

RDSI is a technology partner delivering world-class software and products at the local level, with outstanding service and customer care. RDSI is one of the largest regional providers of financial data processing services for the banking industry.

What sets us apart is not what we do but the way we do it.

RDSI has built the infrastructure to successfully serve its existing clients and is positioned for expansion.

RDSI added two new bank clients, an imaging client and successfully expanded its geographic market area to include Missouri in 2003.

RDSI took advantage of its 2002 acquisitions to expand its item processing / imaging operation. An item processing "mega" center was established in Defiance. This new structure provides the capability of offering expanded imaging services to our customers.

– Kurt A. Kratzer
President and Chief Operating Officer

Accomplishments of 2003

Technology continues to play a major role in the banking industry today and choosing the right technology partner is critical to a bank's success. RDSI is proud of its reputation as the premier single-source provider of financial systems solutions. Through a combination of technological expertise, advanced systems and a knowledgeable and experienced team, the company processes over one million accounts daily, for more than 55 community banking partners.

RDSI completed several key initiatives to sustain and grow the company's superior profit orientation and to deliver the tools its client banks needed to succeed in 2003:

- RDSI positioned itself in 2002 for expanded item processing and imaging operations by acquiring Bancserv of Genoa, Ohio, and Northwest Financial Services of Glandorf, Ohio. An item processing "mega" center was established in Defiance with capture centers in Glandorf and Fremont. This new structure provides the capacity for growth in our imaging services line of business, allowing RDSI customers to expand their research capabilities for transaction research. The new system also allows for electronic distribution of documents and positions us as the source for electronic distribution of customer statements.

- RDSI continued to add clients in 2003 with Summit Community Bank in East Lansing, Michigan and First Independence National Bank of Detroit, as well as adding item processing services for the Farmers Citizens Bank of Bucyrus, Ohio.

- RDSI expanded its market region in 2003, initiating a marketing program in Missouri that has already culminated in a new bank client, The Bank of Salem in Salem, Missouri. We look forward to expanding our business in this region and providing quality RDSI services to the Missouri banking community.

- Infrastructure development and implementation is vital for RDSI. Maintaining a state-of-the-art network and keeping the company on the leading edge of technology is a necessity in delivering to our clients the tools required to keep them competitive. The implementation of our Second Generation Network Infrastructure enhances the areas of redundancy, data backup, disaster recovery and security.

- New products that offer real efficiencies and benefits to our customers are a hallmark of our business. The year 2003 marked the addition of many such products, such as Prime, a robust report writing system to assist clients in developing reports that will be helpful in managing their bank. We also introduced the Report Archive System, a much needed report storage service that allows RDSI to electronically store banks' reports and give them access at every desk.

Our value proposition

RDSI's value proposition focuses on three critical areas:

- Quality Products — RDSI uses software developed by Information Technology, Inc. (ITI), the most widely used software in the banking industry.

- Outstanding Service — We focus on call return and resolution rate, personal visits and on-time delivery of our products.

- Valued Relationships — We are concerned about our clients' success. We know the people who we work with and understand their needs. We also get involved in their communities to help ensure their success.

A blueprint for the future

RDSI plans to capitalize on many exciting opportunities in 2004. Plans are underway to expand our technology in report delivery to our banks and their customers. This includes electronic delivery of statements and notices.

In addition, RDSI will be implementing our strategy for Check 21, the new bill enacted by Congress that provides for electronic exchange of checks without the need to transport physical documents. We see this act as providing us with opportunities to help our clients increase efficiency and look forward to developing this new product with them. Significant revenues should be generated from this technology beginning in early 2005.

We are enthusiastic about our ability to increase our market share in Missouri, Kansas, Iowa and Illinois, with an increased marketing effort in 2004. We plan to develop an item processing satellite center, as well as expand our customer service functions to accommodate this new market.

Our business continues to grow and we plan to expand our existing Defiance facility to bring our entire operation under one roof. This will provide for a more efficient operation and allow us to accommodate future expansion in both our products and staff.

Officers and Directors

Rurban Financial Corp. Directors



THOMAS A. BUIS
Chairman
Spencer-Patterson Insurance



THOMAS M. CALLAN
President
Defiance Stamping Company



JOHN R. COMPO
Chairman and President
Compo Corporation



JOHN FAHL
Retired
Cooper Tire & Rubber Company



ROBERT A. FAWCETT, JR.
Fawcett, Lammon, Recker and Associates Insurance Agency, Inc.



ERIC C. HENCH
Chairman
Chief Supermarkets, Inc.



STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company



J. MICHAEL WALZ, D.D.S.
Defiance Dental Group



KENNETH A. JOYCE
President and Chief Executive Officer
Rurban Financial Corp.

Officers

STEVEN D. VANDEMARK
Chairman

KENNETH A. JOYCE
President and Chief Executive Officer

JAMES E. ADAMS
Executive Vice President
Chief Financial Officer

GREGORY W. KLEAR
Senior Vice President
Internal Auditor

JOHN M. MATEY
Senior Vice President
Chief Credit Officer

KEETA J. DILLER
Vice President
Corporate Secretary

CYNTHIA E. BATT
Senior Vice President
Risk Manager

SANDRA L. STOCKHORST
Vice President
Investor Relations

The State Bank and Trust Company

Directors

THOMAS M. CALLAN
President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

ROBERT W. CONSTIEN
President and Chief Executive Officer

ERIC C. HENCH
Chairman
Chief Supermarkets, Inc.

KENNETH A. JOYCE
President and Chief Executive Officer
Rurban Financial Corp.

LEE W. KAEMMING
Retired

JOHN H. MOORE
Retired

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

Paulding County Advisory Board

FLOYD F. FURROW
Manager
Paulding-Putnam Electric Cooperative

JOHN HENRY KAUSER
President
Kauser Trucking, Inc.

JOHN H. MOORE
Retired

JAMES A. STAHL
Partner
Stahl-Philpot Insurance Agency

REX L. WILLIAMSON
President
Williamson Insurance Agency

Officers

STEVEN D. VANDEMARK
Chairman

ROBERT W. CONSTIEN
President and Chief Executive Officer

DANIEL W. SCHUTT
Executive Vice President
Senior Lending Officer

HENRY R. THIEMANN
Executive Vice President
Chief Operations Officer

CYNTHIA E. BATT
Senior Vice President
Compliance and Bank Secrecy Officer

TRACY J. NAGEL
Senior Vice President
Controller

DUANE L. SINN
Senior Vice President
Asset/Liability and Treasury Manager

MICHELLE R. BAKER
Vice President
Human Resources Manager

KEETA J. DILLER
Vice President
Accounting Supervisor

KIM M. GILMORE
Vice President
Operations Supervisor

C. ROBERT GREEN, JR.
Senior Vice President
Loan Workout Officer

AMANDA P. MILLS
Vice President
Asset/Liability Management and Financial Analysis Manager

MARC H. BEACH
Assistant Vice President
Facilities Manager

BRENT L. BEARD
Assistant Vice President
Financial Reporting Manager

JOHN A. PERO
Assistant Vice President
Information Technology Manager

LARRY L. SNYDER
Assistant Vice President
Loan Workout Officer

WILLIAM J. YASTER
Assistant Vice President
Loan Workout Officer

CONNIE S. GRUENHAGEN
Operations Officer
Payment Systems Supervisor

SARAH S. MEKUS
Corporate Secretary

Credit Administration

ROBERT L. FINTEL
Senior Vice President
Credit Administration Manager

ARNOLD H. RUHE
Vice President
Collections and Resource Recovery Officer

JOHN T. CHASE
Assistant Vice President
Credit Analysis Manager

DAWN M. HUTCHESON
Assistant Vice President
Loan Accounting Manager

Agricultural Banking

TIMOTHY P. MOSER
Senior Vice President
Agricultural Lending Manager

DARREN L. BOK
Assistant Vice President
Agricultural Lending Officer

RITA M. SWITZER
Assistant Vice President
Agricultural Loan Officer

Commercial Banking

DAVID A. BOYD
Executive Vice President
Commercial Lending Manager

RODGER G. MARTIN
Senior Vice President
Business Development Manager

GARY L. BOSTELMAN
Vice President
Commercial Lending Officer

JOSEPH W. DAMMAN
Vice President
Commercial Lending Officer

JONATHAN R. GATHMAN
Vice President
Commercial Lending Officer

ROY A. WILLIAMS
Vice President
Commercial Lending Officer

Mortgage and Consumer Banking

DOUGLAS L. TUSSING
Senior Vice President
Mortgage and Consumer Lending Manager

LISA M. HANENKRATT
Vice President
Mortgage Loan Underwriter and CRA Officer

KAREN F. MCLAUGHLIN
Assistant Vice President
Loan Servicing Supervisor

NICHOLE T. WICHMAN
Assistant Vice President
Mortgage Originator

Retail Banking

TINA M. FARRINGTON
Senior Vice President
Branch Network Manager
Marketing Director

CURTIS J. ALDRICH
Assistant Vice President
Electronic Banking Manager and Security Officer

ROSALIND L. ALLEN
Assistant Vice President
Community Office Manager
Lyons Banking Center

LOIS F. CURRY
Assistant Vice President
Community Office Manager
Northtowne Banking Center and Ney Banking Center

THERESA M. GINEMAN
Assistant Vice President
Community Office Manager
Main Banking Center

WILLIAM J. MOREY
Assistant Vice President
Community Office Manager
Delta Banking Center

DIANNE T. JONES
Branch Officer
Community Office Manager
Paulding Banking Center

AMY J. KAUSER
Branch Officer
Community Office Manager
Oakwood and Grover Hill Banking Centers

BARRY R. VONDEYLEN
Branch Officer
Community Office Manager
Wauseon Banking Center

Reliance Financial Services, N.A.

Directors

THOMAS A. BUIS
Chairman
Spencer-Patterson Insurance

ROBERT W. CONSTIEN
Chairman and Chief Executive Officer

NORMAN J. KLASS
Consultant

JEFFREY D. SEWELL
President and Chief Operating Officer

HENRY R. THIEMANN
Executive Vice President
Chief Operations Officer
The State Bank and Trust Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

Officers

ROBERT W. CONSTIEN
Chairman and Chief Executive Officer

JEFFREY D. SEWELL
President and Chief Operating Officer

DAVID A. BELL
Executive Vice President
Trust Support Manager

GREGORY P. FASIG
Executive Vice President
Investment Manager
Client Relationship Manager

HAROLD J. P. MIGIAS
Senior Vice President
Senior Trust Administrator

ROBERT J. HANSON, JR.
Senior Vice President
Client Relationship Manager

HOLLY A. JOYCE
Vice President
Senior Trust Administrator

ELIZABETH D. ZARTMAN
Vice President
Trust Systems Manager

GWENDOLYN L. ANDERSON
Assistant Vice President and Corporate Secretary
Network Systems Manager

TRACY A. BAUGHMAN
Assistant Vice President
Investment Administrator

FRANCINE K. MATTHEWS
Assistant Vice President
Trust Operations Manager

CHRISTINE R. HUBBARD
Trust Officer

RFC Banking Company

Directors

JOHN FAHL
Retired
Cooper Tire and Rubber

ERIC C. HENCH
Chairman
Chief Supermarkets, Inc.

KENNETH A. JOYCE
President and Chief
Executive Officer
Rurban Financial Corp.

HENRY R. THIEMANN
President and Chief
Executive Officer
RFC Banking Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

Officers

JOHN FAHL
Chairman

HENRY R. THIEMANN
President and Chief Executive
Officer

JAMES E. ADAMS
Treasurer

KEETA J. DILLER
Corporate Secretary

C. ROBERT GREEN
Senior Vice President
Loan Workout Officer

LARRY L. SNYDER
Vice President
Loan Workout Officer

WILLIAM J. YASTER
Vice President
Loan Workout Officer

RDSI Banking Systems

Directors

DONALD E. DEWITT
Retired

KENNETH A. JOYCE
Chairman and Chief Executive
Officer

GARY A. KOESTER
President
Koester Metals, Inc.

KURT A. KRATZER
President and Chief Operating
Officer

JOHN W. SCHOCK
President and Chief Executive
Officer
FMS

TODD R. TAYLOR
President and Chief Executive
Officer
Chief Supermarkets, Inc.

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

Officers

KENNETH A. JOYCE
Chairman and Chief Executive
Officer

KURT A. KRATZER
President and Chief Operating
Officer

JAMES M. BREMER
Executive Vice President
Information Services Manager

JON A. BRENNEMAN
Executive Vice President
Marketing/Sales Manager

JOHN D. WEIMERSKIRK
Executive Vice President
Professional Services Group
Manager

DAVID E. HARRINGTON
Senior Vice President
Client Relations Manager

TIMOTHY PEARSON
Senior Vice President
Application Services Manager

GARY A. SAXMAN
Senior Vice President
Risk/Financial Manager

JOSEPH A. BUERKLE
Vice President
Infrastructure Technology Manager

AMY S. EISENHOUR
Vice President
Client Service Manager

KAREN L. OSKEY
Vice President
Marketing Administration Manager

PETER J. SCHWAGER
Vice President
Item Processing/Imaging Manager

DEAN M. STOECKLIN
Vice President
Conversion Manager

M. CHARLES STRUBINGER
Vice President
Regional Sales Manager

CRAIG M. BROWN
Assistant Vice President
Senior Product Specialist

LEON R. ERICKSON
Assistant Vice President
Imaging Manager

TERENCE L. GORE
Assistant Vice President
Client Sales Manager

STEPHEN K. RILEY
Assistant Vice President
Computer Operations Manager

STEVEN E. STRUBLE
Assistant Vice President
Client Services Specialist/Academy
Director

VALDA L. COLBART
Corporate Secretary

Financial Highlights

Dollars in thousands except per share data

	Year Ended December 31, 2003	2002	2001	2000	1999
EARNINGS					
Interest income	$ 27,774	$ 48,591	$ 56,519	$ 56,023	$ 44,953
Interest expense	13,972	24,813	30,778	29,635	21,744
Net interest income	13,802	23,778	25,741	26,388	23,209
Provision for loan losses	1,202	27,531	8,733	2,100	1,215
Non-interest income	34,687	13,779	14,162	11,273	11,064
Non-interest expenses	28,678	30,479	28,018	26,754	25,466
Provision (credit) for income taxes	6,303	(7,044)	899	2,721	2,361
Net income (loss)	12,305	(13,408)	2,253	6,086	5,231
PER SHARE DATA (1)					
Basic earnings	$ 2.71	$ (2.95)	$ 0.50	$ 1.35	$ 1.16
Diluted earnings	2.70	(2.95)	0.50	1.35	1.16
Cash dividends declared	NA	0.26	0.47	0.42	0.37
AVERAGE BALANCES					
Average shareholders' equity	$ 44,599	$ 44,674	$ 52,708	$ 46,627	$ 42,967
Average total assets	549,371	791,091	722,827	665,523	580,200
RATIOS					
Return on average shareholders' equity	27.59%	(30.0%)	4.27%	13.05%	12.17%
Return on average total assets	2.24%	(1.69%)	0.31%	0.91%	0.90%
Cash dividend payout ratio (cash dividends divided by net income)	NA	NA	92.61	31.02	32.36
Average shareholders' equity to average total assets	8.12	5.84	7.29	7.01	7.41
PERIOD END TOTALS					
Total assets	$ 435,312	$ 742,317	$ 746,209	$ 700,818	$ 627,784
Total investments and Fed funds sold	117,699	129,109	101,140	88,905	83,130
Total loans and leases	284,323	551,011	600,731	577,803	508,481
Total deposits	317,475	636,035	610,860	566,321	519,296
Advances from FHLB	39,000	47,850	54,275	52,164	40,035
Junior subordinated debentures	10,000	10,000	10,000	10,000	—
Shareholders' equity	48,383	36,382	50,829	50,140	43,900
Shareholders' equity per share (1)	10.63	8.01	11.14	10.98	9.62

(1) Per share data restated for 5% stock dividend declared in 2000 and 2001.

Independent Accountants' Report

Board of Directors
Rurban Financial Corp.
Defiance, Ohio

We have audited the accompanying consolidated balance sheets of Rurban Financial Corp. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Rurban Financial Corp. as of and for the year ended December 31, 2001, were audited by other auditors whose opinion dated April 8, 2002 was unqualified.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Rurban Financial Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 11, 2004

Rurban Financial Corp.
Consolidated Balance Sheets
December 31

Assets

	2003	2002
Cash and due from banks	$ 14,176,952	$ 37,018,337
Federal funds sold	10,000,000	14,000,000
Cash and cash equivalents	24,176,952	51,018,337
Interest-bearing deposits	260,000	260,000
Available-for-sale securities	107,698,595	115,108,762
Loans held for sale	218,753	63,536,309
Loans	284,104,311	487,474,626
Allowance for loan losses	(10,181,135)	(17,693,841)
Net loans	273,923,176	469,780,785
Premises and equipment	11,145,499	13,786,408
Premises and equipment held for sale	—	909,205
Federal Reserve and Federal Home Loan Bank stock	2,744,900	3,665,900
Foreclosed assets held for sale, net	1,390,552	1,960,276
Interest receivable	2,000,732	3,966,721
Deferred income taxes	2,304,264	5,148,523
Goodwill	2,144,304	2,323,643
Core deposits and other intangibles	644,987	770,777
Other	6,659,158	10,081,033
Total assets	$ 435,311,872	$ 742,316,679

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Balance Sheets
December 31

Liabilities and Stockholders' Equity

	2003	2002
Liabilities		
Deposits		
Demand	$ 46,084,861	$ 46,114,153
Savings, NOW and money market	96,721,318	117,738,013
Time	174,668,570	404,007,515
Total deposits	317,474,749	567,859,681
Deposits held for sale	—	68,175,660
Securities sold under agreements to repurchase	3,923,754	—
Notes payable	10,327,599	6,000,000
Federal Home Loan Bank advances	39,000,000	47,850,000
Trust preferred securities	10,000,000	10,000,000
Interest payable	2,347,303	2,971,448
Other liabilities	3,855,711	3,077,558
Total liabilities	386,929,116	705,934,347
Commitments and Contingent Liabilities		
Stockholders' Equity		
Common stock, $2.50 stated value; authorized 10,000,000 shares; issued 4,575,702 shares; outstanding 2003 – 4,565,879 shares, 2002 – 4,565,721 shares	11,439,255	11,439,255
Additional paid-in capital	11,009,268	11,009,733
Retained earnings	26,209,444	13,904,212
Unearned employee stock ownership plan (ESOP) shares	(163,493)	(320,765)
Accumulated other comprehensive income	201,082	664,911
Treasury stock, at cost		
Common; 2003 – 9,823 shares, 2002 – 9,981 shares	(312,800)	(315,014)
Total stockholders' equity	48,382,756	36,382,332
Total liabilities and stockholders' equity	$ 435,311,872	$ 742,316,679

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Income
Years Ended December 31

	2003	2002	2001
Interest Income			
Loans	$ 24,394,714	$ 43,294,773	$ 50,482,611
Securities			
Taxable	2,805,614	4,781,105	5,462,886
Tax-exempt	172,063	219,713	406,199
Other	401,459	295,053	167,133
Total interest income	27,773,850	48,590,644	56,518,829
Interest Expense			
Deposits	10,024,718	20,300,799	26,414,346
Notes payable	596,418	514,515	328,340
Federal Home Loan Bank advances	2,276,439	2,923,090	2,986,829
Trust preferred securities	1,074,722	1,074,577	1,048,109
Total interest expense	13,972,297	24,812,981	30,777,624
Net Interest Income	13,801,553	23,777,663	25,741,205
Provision for Loan Losses	1,202,000	27,530,583	8,733,000
Net Interest Income After Provision for Loan Losses	12,599,553	(3,752,920)	17,008,205
Noninterest Income			
Data service fees	8,971,632	7,815,589	6,125,970
Trust fees	2,602,270	2,468,159	2,744,743
Customer service fees	2,179,036	2,617,708	2,592,704
Net gains on loan sales	415,851	758,663	889,462
Net realized gains (losses) on sales of available-for-sale securities	23,632	(833,515)	489,641
Loan servicing fees	394,647	402,143	559,648
Gain on sale of branches	19,900,945	—	—
Other	199,343	550,521	759,445
Total noninterest income	34,687,356	13,779,268	14,161,613

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Income
Years Ended December 31

	2003	2002	2001
Noninterest Expense			
Salaries and employee benefits	$ 13,428,366	$ 15,719,892	$ 15,448,319
Net occupancy expense	1,183,569	1,349,537	1,210,915
Equipment expense	4,201,260	3,960,712	3,488,586
Data processing fees	435,700	492,534	473,196
Professional fees	4,171,758	3,129,592	1,712,161
Marketing expense	397,137	487,754	612,234
Printing and office supplies	472,193	755,814	705,583
Telephone and communications	716,227	792,168	681,450
Postage and delivery expense	540,339	625,173	590,570
State, local and other taxes	617,036	780,515	641,452
Other	2,514,750	2,385,029	2,453,828
Total noninterest expense	28,678,335	30,478,720	28,018,294
Income Before Income Tax	18,608,574	(20,452,372)	3,151,524
Provision (Credit) for Income Taxes	6,303,342	(7,044,488)	898,566
Net Income (Loss)	$ 12,305,232	$ (13,407,884)	$ 2,252,958
Basic Earnings (Loss) Per Share	$ 2.71	$ (2.95)	$ 0.50
Diluted Earnings (Loss) Per Share	$ 2.70	$ (2.95)	$ 0.50

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Stockholders' Equity
Years Ended December 31

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2001	$11,439,255	$11,113,340	$ 31,450,244	$ (721,442)	$ 328,490	$(3,469,701)	$ 50,140,186
Comprehensive income							
Net income			2,252,958				2,252,958
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					393,361		393,361
Total comprehensive income							2,646,319
Dividends on common stock, $0.47 per share			(2,158,392)				(2,158,392)
Purchase of stock (3,049 shares)						(45,400)	(45,400)
Stock options exercised (3,049 treasury shares)		(4,180)				50,162	45,982
Declaration of 5% stock dividend net of cash paid in lieu of fractional shares and issuance of 216,744 treasury shares		(95,876)	(3,045,784)			3,133,001	(8,659)
ESOP shares earned				209,296			209,296
Balance, December 31, 2001	11,439,255	11,013,284	28,499,026	(512,146)	721,851	(331,938)	50,829,332
Comprehensive income							
Net loss			(13,407,884)				(13,407,884)
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					(56,940)		(56,940)
Total comprehensive income							(13,464,824)
Dividends on common stock, $0.26 per share			(1,186,930)				(1,186,930)
Stock options exercised (1,208 treasury shares)		(3,551)				16,924	13,373
ESOP shares earned				191,381			191,381
Balance, December 31, 2002	11,439,255	11,009,733	13,904,212	(320,765)	664,911	(315,014)	36,382,332
Comprehensive income							
Net income			12,305,232				12,305,232
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					(463,829)		(463,829)
Total comprehensive income							11,841,403
Stock options exercised (158 treasury shares)		(465)				2,214	1,749
ESOP shares earned				157,272			157,272
Balance, December 31, 2003	$11,439,255	$11,009,268	$ 26,209,444	$ (163,493)	$ 201,082	$ (312,800)	$ 48,382,756

See Notes to Consolidated Financial Statements

Rurban Financial Corp.
Consolidated Statements of Stockholders' Equity
Years Ended December 31

	2003	2002	2001
Operating Activities			
Net income (loss)	$ 12,305,232	$ (13,407,884)	$ 2,252,958
Items not requiring (providing) cash			
Depreciation and amortization	2,310,122	2,277,322	1,942,325
Provision for loan losses	1,202,000	27,530,583	8,733,000
ESOP shares earned	157,272	191,381	209,296
Amortization of premiums and discounts on securities	1,049,838	1,963,325	—
Amortization of intangible assets	125,790	138,284	120,661
Deferred income taxes	3,083,200	(1,334,489)	(2,078,874)
Proceeds from sale of loans held for sale	39,124,752	37,748,464	31,467,939
Originations of loans held for sale	(38,927,654)	(36,549,810)	(29,851,752)
Gain from sale of loans	(415,851)	(758,663)	(889,462)
Gain on sale of branches	(19,900,945)	—	—
Loss on sale of foreclosed assets	248,951	—	—
Gain on sales of fixed assets	(79,084)	—	—
Net realized (gains) losses on available-for-sale securities	(23,632)	833,515	(489,641)
Changes in			
Interest receivable	1,965,989	1,674,277	776,307
Other assets	3,218,909	(6,050,115)	(70,265)
Interest payable and other liabilities	237,820	1,060,233	(3,679,000)
Net cash provided by operating activities	5,682,709	15,316,423	8,443,492
Investing Activities			
Net change in interest-bearing deposits	—	—	(150,000)
Purchases of available-for-sale securities	(133,540,054)	(134,355,439)	(71,576,221)
Proceeds from maturities of available-for-sale securities	121,586,538	53,890,402	38,131,013
Proceeds from the sales of available-for-sale securities	17,634,708	81,916,528	19,060,258
Net change in loans	127,071,877	59,829,614	(30,347,839)
Purchase of premises and equipment	(2,851,908)	(6,910,438)	(2,856,133)
Proceeds from sales of premises and equipment	1,561,574	—	—
Proceeds from sale of foreclosed assets	2,577,604	—	—
Purchase of Federal Home Loan and Federal Reserve Bank stock	(120,400)	(433,000)	—
Proceeds from sale of Federal Home Loan Bank stock	1,041,400	—	—
Proceeds from assumption of net liabilities in business acquisition	—	40,069,328	—
Payments for assumption of liabilities in branch sales	(74,680,022)	—	—
Net cash provided by (used in) investing activities	60,281,317	94,006,995	(47,738,922)

Rurban Financial Corp.

Consolidated Statements of Stockholders' Equity
Years Ended December 31

	2003	2002	2001
Financing Activities			
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	$ 33,380,843	$ (43,508,229)	$ 19,808,390
Net increase (decrease) in certificates of deposit	(121,226,188)	(23,096,882)	24,730,658
Net increase in securities sold under agreements to repurchase	3,923,754	—	—
Net increase (decrease) in federal funds purchased	—	(14,850,000)	1,650,000
Proceeds from Federal Home Loan Bank advances	10,000,000	5,000,000	16,500,000
Repayment of Federal Home Loan Bank advances	(18,850,000)	(11,425,069)	(14,388,845)
Proceeds from notes payable	10,097,881	6,000,000	—
Repayment of notes payable	(10,133,450)	—	—
Proceeds from stock options exercised	1,749	13,373	45,982
Purchase of treasury stock	—	—	(45,400)
Dividends paid	—	(1,780,317)	(2,086,370)
Cash paid in lieu of fractional shares for 5% stock dividend	—	—	(8,659)
Net cash provided by (used in) financing activities	(92,805,411)	(83,647,124)	46,205,756
Increase (Decrease) in Cash and Cash Equivalents	(26,841,385)	25,676,294	6,910,326
Cash and Cash Equivalents, Beginning of Year	51,018,337	25,342,043	18,431,717
Cash and Cash Equivalents, End of Year	$ 24,176,952	$ 51,018,337	$ 25,342,043
Supplemental Cash Flows Information			
Interest paid	$ 14,596,442	$ 25,472,126	$ 31,760,174
Income taxes paid (net of refunds)	$ (1,602,512)	$ —	$ 5,250,000
Note payable in lieu of cash as consideration in branch sale	$ 4,363,168	$ —	$ —
Transfer of loans to foreclosed assets	$ 2,256,831	$ —	$ —

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rurban Financial Corp. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The State Bank and Trust Company ("State Bank"), RFC Banking Company ("RFCBC"), Rurbanc Data Services, Inc. ("RDSI"), Rurban Life Insurance Company ("Rurban Life") and Rurban Statutory Trust 1 ("RST"). State Bank owns all of the outstanding stock of Reliance Financial Services, N.A. ("RFS") and Rurban Mortgage Company ("RMC"). State Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in northern Ohio. State Bank is subject to competition from other financial institutions. State Bank is subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. RFCBC was primarily engaged in providing a full range of banking and financial services until September 2003 at which time banking powers were relinquished. RFCBC now operates as a loan subsidiary that continues to administer classified loans that were not included in the sale of branches in 2003. RDSI provides data processing services to financial institutions located in Ohio, Michigan, Indiana, and Missouri. Rurban Life provides credit life and disability insurance to customers. RFS offers a diversified array of trust and financial services to customers nationwide. RST is a trust which was organized in 2000 to manage the Company's trust preferred securities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, State Bank, RFCBC, RDSI, Rurban Life, RST, RFS and RMC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses (and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans). In connection with the determination of the allowance for loan losses (and the valuation of foreclosed assets held for sale), management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents except for short-term U.S. Treasury securities which are classified as available-for-sale securities.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status not later than 91 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration each of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, agricultural, and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and the declining balance method for equipment over the estimated useful lives of the assets.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations related to foreclosed assets and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is tested for impairment annually. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value, if any, are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on an accelerated basis over weighted-average periods ranging from one to seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock Options

At December 31, 2003, the Company had a stock-based employee compensation plan, which is described more fully in Note 19. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	2003	2002	2001
Net income (loss), as reported	$ 12,305,232	$ (13,407,884)	$ 2,252,958
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(63,108)	(78,974)	(148,908)
Pro forma net income	$ 12,242,124	$ (13,486,858)	$ 2,104,050
Earnings per share:			
Basic – as reported	$ 2.71	$ (2.95)	$ 0.50
Basic – pro forma	$ 2.69	$ (2.97)	$ 0.46
Diluted – as reported	$ 2.70	$ (2.95)	$ 0.50
Diluted – pro forma	$ 2.69	$ (2.97)	$ 0.46

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings and Dividends Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares which have not vested have been excluded from the computation of average shares outstanding.

Earnings and dividends per share are restated for all stock dividends.

Note 2: Restriction on Cash and Due From Banks

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003, was $4,068,000.

Note 3: Securities

The amortized cost and approximate fair values of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities:				
December 31, 2003:				
U.S. Treasury and government agencies	$ 43,867,812	$ 63,023	$ (11,746)	$ 43,919,089
Mortgage-backed securities	59,237,791	339,412	(317,253)	59,259,950
State and political subdivision	4,202,856	232,199	(965)	4,434,090
Equity securities	35,466	—	—	35,466
Other securities	50,000	—	—	50,000
	$107,393,925	$ 634,634	$ (329,964)	$107,698,595
December 31, 2002:				
U.S. Treasury and government agencies	$ 54,770,502	$ 46,271	$ (15,731)	$ 54,801,042
Mortgage-backed securities	54,875,436	796,267	(28,713)	55,642,990
State and political subdivision	4,308,675	209,346	—	4,518,021
Equity securities	96,709	—	—	96,709
Other securities	50,000	—	—	50,000
	$114,101,322	$ 1,051,884	$ (44,444)	$115,108,762

The amortized cost and fair value of securities available for sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Within one year	$ 35,104,084	$ 35,142,311
One to five years	6,113,997	6,206,394
Five to ten years	6,567,595	6,709,601
After ten years	370,458	380,339
	48,156,134	48,438,645
Mortgage-backed securities	59,237,791	59,259,950
Totals	$ 107,393,925	$ 107,698,595

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $71,606,721 at December 31, 2003, and $91,330,997 at December 31, 2002.

Gross gains of $42,051, $1,117,251 and $666,458 and gross losses of $18,419, $1,950,766 and $176,817 resulting from sales of available-for-sale securities were realized for 2003, 2002 and 2001, respectively. The tax expense for net security gains (losses) for 2003, 2002 and 2001 was $8,000, $(283,000), and $166,000, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2003, was $38,728,336, which is approximately 36% of the Company's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

Securities with unrealized losses at December 31, 2003 are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and government agencies	$ 3,370,349	$ (11,746)	$ —	$ —	$ 3,370,349	$ (11,746)
Mortgage-backed securities	33,512,674	(299,388)	1,726,820	(17,865)	35,239,494	(317,253)
State and political subdivisions	118,493	(965)	—	—	118,493	(965)
	$37,001,516	$ (312,099)	$1,726,820	$ (17,865)	$38,728,336	$ (329,964)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2003	2002
Commercial	$ 89,470,661	$ 123,053,492
Commercial real estate	62,339,628	129,718,943
Agricultural	36,721,822	68,953,865
Residential real estate	46,717,917	84,431,599
Consumer	37,309,999	60,138,463
Leasing	11,774,730	21,509,394
Total loans	284,334,757	487,805,756
Less		
Net deferred loan fees, premiums and discounts	(230,446)	(331,130)
Allowance for loan losses	(10,181,135)	(17,693,841)
Net loans	$ 273,923,176	$ 469,780,785

Activity in the allowance for loan losses was as follows:

	2003	2002	2001
Balance, beginning of year	$ 17,693,841	$ 9,238,936	$ 7,214,970
Amounts assumed in acquisition	—	1,427,000	—
Provision charged to expense	1,202,000	27,530,583	8,733,000
Recoveries	3,139,534	1,270,773	463,923
Losses charged off	(11,854,240)	(21,773,451)	(7,172,957)
Balance, end of year	$ 10,181,135	$ 17,693,841	9,238,936

Individual loans determined to be impaired were as follows:

	2003	2002	2001
Year-end impaired loans with no allowance for loan losses allocated	$ 153,000	$ 1,186,000	$ 1,937,000
Year-end loans with allowance for loan losses allocated	19,685,000	13,736,000	9,134,000
Total impaired loans	$ 19,838,000	$ 14,922,000	$ 11,071,000
Amount of allowance allocated	$ 5,651,000	$ 5,067,000	$ 3,647,000
Average of impaired loans during the year	$ 18,633,000	$ 17,340,000	$ 7,999,000
Interest income recognized during impairment	$ 1,186,762	$ 718,626	$ 421,000
Cash-basis interest income recognized	$ 1,076,397	$ 693,390	$ 412,000

At December 31, 2003 and 2002, accruing loans delinquent 90 days or more totaled $0 and $476,000, respectively. Non-accruing loans at December 31, 2003 and 2002 were $18,352,000 and $18,259,000, respectively.

Note 5: Assets and Liabilities Held for Sale

On December 30, 2002, an agreement was signed to sell the branches of RFCBC which comprise the Citizens Savings Bank division. As of December 31, 2002, these branches had total loans of $63,536,309, total fixed assets (net of accumulated depreciation) of $909,205 and total deposits of $68,175,660. When this transaction was closed in March 2003, assets purchased and liabilities assumed included loans of approximately $57,200,000, fixed assets (net of accumulated depreciation) of approximately $869,000, and deposits of approximately $70,800,000. A net gain of $7,776,166 was recorded on this transaction.

On June 6, 2003 additional branches of RFCBC which comprise the Peoples Banking Company and First Bank of Ottawa divisions were sold. Assets purchased and liabilities assumed included loans of approximately $76,600,000, fixed assets (net of accumulated depreciation) of approximately $1,400,000 and deposits of approximately $166,200,000. A net gain of $12,124,779 was recorded on this transaction.

The Company does not maintain a separate statement of operations for each division.

Note 6: Premises and Equipment

Major classifications of premises and equipment including those held for sale, stated at cost, were as follows:

	2003	2002
Land	$ 695,625	$ 1,021,212
Buildings and improvements	5,259,930	8,252,239
Equipment	14,163,795	14,955,945
	20,119,350	24,229,396
Less accumulated depreciation	(8,973,851)	(9,533,783)
Net premises and equipment	$ 11,145,499	$ 14,695,613

Note 7: Goodwill

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of Statement of Financial Accounting Standards No. 142. There was no material impact of the adoption on the financial statements.

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002, were:

	2003	2002	2001
Balance as of January 1	$ 2,323,643	$ 179,339	$ 276,731
Goodwill acquired during the year	—	2,144,304	—
Write down due to branch sales	(179,339)	—	—
Amortization	—	—	(97,392)
Balance as of December 31	$ 2,144,304	$ 2,323,643	$ 179,339

All goodwill is allocated to the banking segment of the business.

Note 8: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2003 and 2002, were:

	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$ 708,435	$ (226,224)	$ 708,435	$ (119,042)
Other	200,627	(37,851)	200,627	(19,243)
	$ 909,062	$ (264,075)	$ 909,062	$ (138,285)

Amortization expense for the years ended December 31, 2003 and 2002, was $125,790 and $138,285, respectively. Estimated amortization expense for each of the following five years is:

2004	$ 100,397
2005	83,530
2006	69,728
2007	58,535
2008	49,246

Note 9: Loan Servicing

Mortgage loans sold to and serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $22,573,306 and $32,057,079 at December 31, 2003 and 2002, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2003 and 2002 totaled $150,653 and $207,790, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2003	2002
Mortgage servicing rights		
Balance, beginning of year	$ 207,790	$ 385,927
Servicing rights capitalized	—	—
Amortization of servicing rights	(57,137)	(178,137)
Balance, end of year	$ 150,653	$ 207,790

Note 10: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $54,858,000 on December 31, 2003, and $172,055,000 on December 31, 2002. Certificates of deposit obtained from brokers totaled approximately $21,892,000 and $93,045,000 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time deposits were as follows:

2004	$ 122,908,519
2005	27,539,964
2006	15,330,979
2007	6,308,311
2008	2,140,622
Thereafter	440,175
	$ 174,668,570

At December 31, 2002, RFCBC had approximately $40 million in certificates of deposit which had been accepted from brokers. On June 6, 2003, $32.3 million was sold in the branch sales. Of the $21.9 million in brokered deposits held at State Bank at December 31, 2003, $12.2 million mature within the next year.

Note 11: Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase consist of obligations of the Company to other parties and are used by the Company to facilitate cash management transactions with commercial banking customers. The obligations are secured by agency securities and such collateral is held by The Federal Home Loan Bank. The maximum amount of outstanding agreements at any month end during 2003 totaled $5,765,000 and the monthly average of such agreements totaled $1,215,000. The agreements at December 31, 2003, mature within one month. The Company had no agreements during 2002.

Note 12: Notes Payable

Notes payable at December 31, include:

	2003	2002
Note payable in the amount of $9,000,000, secured by the common stock of RDSI and substantially all assets of RFCBC, principal payments of $300,000 quarterly together with interest at prime plus 2.5% (6.5% at December 31, 2003), maturing June 6, 2006	$ 5,900,000	$ —
Revolving Credit Note payable in the amount of $2,000,000, secured by the common stock of RDSI and substantially all assets of RFCBC, interest at prime plus 2.5%, maturing June 6, 2004	—	—
Note payable in the amount of $4,363,168, secured by certain identified loans held by RFCBC, monthly principal payments equal to the greater of $100,000 or all payments received by RFCBC on collateralized loans, with interest at the lesser of prime plus 0.5% (4.5% at December 31, 2003) or 9%, maturing June 6, 2006	3,657,775	—
Note payable in the amount of $870,480, secured by equipment, monthly payments of $13,416, interest at 7.65%, maturing June 9, 2009	389,673	—
Note payable in the amount of $542,113, secured by equipment, monthly payments of $10,902, interest at 7.65%, maturing June 10, 2007	380,151	—
Note payable, secured by stock in the Company's subsidiaries, monthly payments of $166,667 together with interest at a variable rate (paid in 2003)	—	6,000,000
	$ 10,327,599	$ 6,000,000

Aggregate annual maturities of notes payable at December 31, 2003, are:

	Debt
2004	$ 2,644,796
2005	2,660,661
2006	4,985,877
2007	36,265
	$ 10,327,599

Note 13: Federal Home Loan Bank Advances

The Federal Home Loan Bank advances were secured by mortgage loans and investment securities totaling $63,368,569 at December 31, 2003. Advances, at interest rates from 1.09 to 6.52 percent are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2003, are:

	Debt
2004	$ 10,000,000
2005	—
2006	—
2007	—
2008	5,000,000
Thereafter	24,000,000
	$ 39,000,000

Note 14: Trust Preferred Securities

On September 7, 2000, Rurban Statutory Trust 1 ("RST"), a wholly owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6% and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2003 and 2002, the outstanding principal balance of the Capital Securities was $10,000,000.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Company; on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium, or upon occurrence of specific events defined within the trust indenture. The Company has the option to defer distributions on the Capital Securities from time to time for a period not to exceed 10 consecutive semi-annual periods.

The Company elected to defer the semi-annual distributions which would have been due on March 7, 2003, September 7, 2003, and March 7, 2004.

Note 15: Income Taxes

The provision (credit) for income taxes includes these components:

	2003	2002	2001
Taxes currently payable	$ 3,220,142	$ (5,709,999)	$ 2,977,440
Deferred income taxes	3,083,200	(1,334,489)	(2,078,874)
Income tax expense (credit)	$ 6,303,342	$ (7,044,488)	$ 898,566

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2003	2002	2001
Computed at the statutory rate (34%)	$ 6,326,915	$ (6,953,806)	$ 1,071,518
Increase (decrease) resulting from			
Tax exempt interest	(78,962)	(115,581)	(162,859)
Nondeductible expenses	55,389	24,899	(10,093)
Actual tax expense (credit)	$ 6,303,342	$ (7,044,488)	$ 898,566

The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 3,461,586	$ 5,692,566
Mark to market adjustment	103,588	342,530
Accrued compensation and benefits	310,808	284,979
Net deferred loan fees	78,352	112,584
Other	3,732	52,709
	3,958,066	6,485,368
Deferred tax liabilities		
Depreciation	(1,210,450)	(831,950)
Mortgage servicing rights	(51,222)	(70,649)
Purchase accounting adjustments	(193,001)	(43,742)
Other	(95,541)	(47,974)
Unrealized gains on available-for-sale securities	(103,588)	(342,530)
	(1,653,802)	(1,336,845)
Net deferred tax asset	$ 2,304,264	$ 5,148,523

Note 16: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes are as follows:

	2003	2002	2001
Unrealized gains (losses) on securities available for sale	$ (679,139)	$ (919,788)	$ 1,085,643
Reclassification for realized amount included in income	(23,632)	833,515	(489,641)
Other comprehensive income (loss), before tax effect	(702,771)	(86,273)	596,002
Tax expense (benefit)	(238,942)	(29,333)	202,641
Other comprehensive income (loss)	$ (463,829)	$ (56,940)	$ 393,361

Note 17: Regulatory Matters

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Company and the subsidiary bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification to the regulators categorized the State Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and significant subsidiary bank's actual capital amounts (in millions) and ratios are also presented in the following table. During 2003, RFCBC's banking powers were relinquished.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 59.2	19.7%	$ 24.1	8.0%	$ —	N/A
State Bank	37.5	13.7	21.9	8.0	27.3	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	55.4	18.4	12.0	4.0	—	N/A
State Bank	34.1	12.5	10.9	4.0	16.4	6.0
Tier I Capital (to Average Assets)						
Consolidated	55.4	12.8	17.4	4.0	—	N/A
State Bank	34.1	8.4	16.3	4.0	20.4	5.0
As of December 31, 2002						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 49.4	9.2%	$ 43.0	8.0%	$ —	N/A
State Bank	36.2	10.2	28.5	8.0	35.6	10.0%
RFCBC	14.8	8.1	14.6	8.0	18.2	10.0
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	42.6	7.9	21.5	4.0	—	N/A
State Bank	31.7	8.9	14.3	4.0	21.4	6.0
RFCBC	12.4	6.8	7.3	4.0	10.9	6.0
Tier I Capital (to Average Assets)						
Consolidated	42.6	5.4	31.7	4.0		N/A
State Bank	31.7	6.7	19.1	4.0	23.8	5.0
RFCBC	12.4	4.2	11.7	4.0	14.6	5.0

On July 9, 2002, the Company and State Bank announced they entered into a Written Agreement (Agreement) with the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions on July 5, 2002. The Agreement was the result of an examination of State Bank as of December 31, 2001, which was conducted in March and April 2002.

As of December 2003, Management believes Rurban and State Bank were in full compliance with the terms of the Agreement. The Agreement will continue in place until removed by the regulators and management makes no projection of that occurrence.

State Bank and RFCBC are prohibited from paying dividends to Rurban without prior regulatory approval. Rurban is prohibited from paying Trust Preferred "dividends" and common stock dividends without prior regulatory approval.

Note 18: Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years ended December 31, 2003 and 2002:

	2003	2002
Balance, January 1	$ 7,535,000	$ 7,614,000
New loans	4,781,000	1,777,000
Repayments	(7,889,000)	(1,595,000)
Other changes	(2,362,000)	(261,000)
Balance, December 31	$ 2,065,000	$ 7,535,000

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Bank(s) at December 31, 2003 and 2002 totaled $1,185,000 and $3,213,000, respectively.

Note 19: Employee Benefits

The Company has retirement savings 401(k) plans covering substantially all employees. Employees may contribute up to 6% of their compensation with the Company matching 50% of the employee's contribution. Employee contributions are vested immediately and the Company's matching contributions are fully vested after three years. Employer contributions charged to expense for 2003, 2002 and 2001 were $258,000, $285,000 and $297,000, respectively.

Also, the Company has deferred compensation agreements with certain active and retired officers. The agreements provide monthly payments for up to 15 years that equal 15% of average compensation prior to retirement or death. The charge to expense for the current agreements was $145,000, $164,000 and $192,000 for 2003, 2002 and 2001 respectively. In 2003 and 2002, previously accrued benefits under the agreements in the amount of $33,000 and $489,000, respectively, were reversed and credited to expense as a result of termination of certain officers. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6% discount factor.

Life insurance plans are provided for certain executive officers on a split-dollar basis. The Company is the owner of the split-dollar policies. The officers are entitled to a sum equal to two times either the employee's annual salary at death, if actively employed, or final annual salary, if retired, less $50,000, not to exceed the employee's portion of the death benefit. The Company is entitled to the portion of the death proceeds which equates to the cash surrender value less any loans on the policy and unpaid interest or cash withdrawals previously incurred by the Company. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies and life insurance policies related to the Company's supplemental retirement plan totaled approximately $2,826,745 less policy loans of $1,014,523 at December 31, 2003 and $2,731,911 less policy loans of $1,014,523 at December 31, 2002, and is included in other assets in the consolidated balance sheets.

The Company has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Company and its subsidiaries. Voluntary contributions are made by the Company to the plan. Each eligible employee is vested based upon years of service, including prior years of service. The Company's contributions to the account of each employee become fully vested after three years of service.

During 1986, the ESOP acquired 103,368 shares of the Company common stock at a weighted-average cost of $14.57 per share with funds provided by a loan from the Company. Accordingly, the $1,505,527 of common stock acquired by the ESOP was shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan or distributed to participants and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP.

ESOP expense for the years ended December 31, 2003, 2002 and 2001 was $440,000, $503,000 and $886,000.

	2003	2002
Allocated shares	664,086	716,289
Unearned shares	16,308	24,811
Total ESOP shares	680,394	741,100
Fair value of unearned shares at December 31	$ 225,866	$ 230,246

Note 20: Stock Option Plan

The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 522,921 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years.

A summary of the status of the plan at December 31, 2003, 2002 and 2001, and changes during the years then ended is presented below:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	241,289	$ 13.02	326,732	$ 12.96	332,797	$ 13.00
Granted	—		3,500	10.51	8,313	13.62
Exercised	(158)	11.07	(1,208)	11.07	(3,580)	13.11
Forfeited	(57,547)	12.89	(87,735)	12.85	(10,798)	14.12
Outstanding, end of year	183,584	13.07	241,289	13.02	326,732	12.96
Options exercisable, end of year	168,901	13.17	186,113	13.29	184,581	13.31

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

	2002	2001
Dividend yields	3.41%	3.77%
Volatility factors of expected market price of common stock	15.00%	10.84%
Risk-free interest rates	1.50%	4.78%
Expected life of options	10 years	8 years
Weighted-average fair value of options granted during the year	$ 0.92	$ 1.69

The following table summarizes information about stock options under the plan outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 9.90 to $11.07	45,744	7.04 years	$ 11.04	35,995	$ 11.06
$12.87 to $14.00	108,061	4.28 years	$ 12.91	103,428	$ 12.88
$15.20 to $16.78	29,778	5.05 years	$ 16.75	29,478	$ 16.77

Note 21: Earnings Per Share

Earnings per share (EPS) are computed as follows:

	Year Ended December 31, 2003		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net loss available to common stockholders	$ 12,305,232	4,545,320	$ 2.71
Effect of dilutive securities			
Stock options	—	6,829	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 12,305,232	4,552,149	$ 2.70

Options to purchase 29,778 shares of common stock at $15.20 to $16.78 per share were outstanding at December 31, 2003, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2002		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net loss available to common stockholders	$ (13,407,884)	4,539,720	$ (2.95)
Effect of dilutive securities			
Stock options	—	—	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ (13,407,884)	4,539,720	$ (2.95)

Options to purchase 241,289 shares of common stock at $9.90 to $16.78 per share were outstanding at December 31, 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2001		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common stockholders	$ 2,252,958	4,525,714	$ .50
Effect of dilutive securities			
Stock options	—	18,737	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 2,252,958	4,544,451	$ .50

Options to purchase 143,685 shares of common stock were outstanding at December 31, 2001, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 22: Business Acquisitions

On February 2, 2002, the Company acquired certain assets and assumed certain liabilities of the Oakwood Deposit Bank Company of Oakwood, Ohio ("Oakwood") from the FDIC following the Ohio Superintendent of Financial Institutions placing Oakwood in receivership and appointing the FDIC as receiver for a net premium of approximately $2.0 million. As a result of the acquisition, the Company will have an opportunity to increase its deposit base and reduce transaction costs. The Company also expects to reduce costs through economies of scale.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Securities available for sale	$ 18,271,342
Loans	29,625,297
Core deposit and other intangibles	909,062
Goodwill	2,144,304
Accrued interest receivable	701,257
Other assets	247,290
Total assets acquired	51,898,552
Deposits	91,780,643
Accrued interest payable	187,237
Total liabilities acquired	91,967,880
Net liabilities assumed	$ (40,069,328)

The difference between the book value of assets acquired and liabilities assumed from the FDIC was paid to the Company in cash, which was used to fund withdrawals of insured deposits from non-local depositors.

The only significant intangible assets acquired were the core deposit base and customer relationships, which has a useful life of approximately seven years and will be amortized using the accelerated method. The $2,144,304 of goodwill was assigned entirely to the banking segment of the business and is expected to be deductible for tax purposes.

The proforma disclosures to depict the results of operations as though the merger had taken place at the beginning of each period are not presented as records are not available from the FDIC for prior periods.

Note 23: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 24,176,952	$ 24,177,000	$ 51,018,337	$ 51,018,000
Interest-bearing deposits	260,000	260,000	260,000	260,000
Available-for-sale securities	107,698,595	107,699,000	115,108,762	115,109,000
Loans including loans held for sale, net	274,141,929	276,010,000	533,317,094	540,143,000
Stock in FRB and FHLB	2,744,900	2,745,000	3,665,900	3,666,000
Cash surrender value of life insurance	1,815,070	1,815,000	1,017,573	1,018,000
Interest receivable	2,000,732	2,001,000	3,966,721	3,967,000
Financial liabilities				
Deposits including deposits held for sale	$317,474,749	$ 318,351,000	$636,035,341	$641,643,000
Securities sold under agreements to repurchase	3,923,754	3,924,000	—	—
Note payable	10,327,599	10,328,000	6,000,000	6,000,000
FHLB advances	39,000,000	43,077,000	47,850,000	52,474,000
Trust preferred securities	10,000,000	11,285,000	10,000,000	11,444,000
Interest payable	2,347,303	2,347,000	2,971,448	2,971,448

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2003 and 2002. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FRB and FHLB stock, cash surrender value of life insurance, accrued interest receivable, demand deposits, savings accounts, NOW accounts, certain money market deposits, short-term borrowings, interest payable and advances by borrowers for taxes and insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate the Bank would charge for similar loans at December 31, 2003 and 2002 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at December 31, 2003 and 2002, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value for other financial instruments and off-balance sheet loan commitments approximate cost at December 31, 2003 and 2002 and are not considered significant to this presentation.

Note 24: Commitments and Credit Risk

The Bank grants commercial, agribusiness, consumer and residential loans to customers throughout the state. Although the Bank has a diversified loan portfolio, agricultural loans comprised approximately 13% and 11% of the portfolio as of December 31, 2003 and 2002, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

	2003	2002
Loan commitments and unused lines of credit	$ 53,431,000	$ 97,937,000
Standby letters of credit	—	1,349,000
Commercial letters of credit	436,000	11,000
	$ 53,867,000	$ 99,297,000

The Bank had federal funds sold to LaSalle Bank, N.A. in the amount of $10,000,000 at December 31, 2003 and $9,000,000 at December 31, 2002. From time to time certain due from bank accounts are in excess of federally insured limits.

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Company, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts accrued.

Note 25: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2003	2002
Assets		
Cash and cash equivalents	$ 699,797	$ 155,892
Investment in common stock of banking subsidiaries	54,555,584	47,961,076
Investment in nonbanking subsidiaries	4,880,073	4,514,071
Other assets	440,783	661,661
Total assets	$ 60,576,237	$ 53,292,700
Liabilities		
Trust preferred securities	$ 10,000,000	$ 10,000,000
Notes payable	—	6,000,000
Borrowings from nonbanking subsidiaries	310,000	310,000
Other liabilities	1,883,481	600,368
Total liabilities	12,193,481	16,910,368
Stockholders' Equity	48,382,756	36,382,332
Total liabilities and stockholders' equity	$ 60,576,237	$ 53,292,700

Condensed Statements of Income

	2003	2002	2001
Income			
Interest income	$ 2,014	$ 114,566	$ 187,179
Dividends from subsidiaries			
Banking subsidiaries	5,169,456	—	3,090,000
Nonbanking subsidiaries	1,150,000	1,825,000	300,000
Total	6,319,456	1,825,000	3,390,000
Other income	2,496,981	5,356,332	3,775,452
Total income	8,818,451	7,295,898	7,352,631
Expenses			
Interest expense	1,263,741	1,292,416	1,150,382
Other expenses	3,176,605	7,381,220	5,753,396
Total expenses	4,440,346	8,673,636	6,903,778
Income (Loss) Before Income Tax and Equity in Undistributed Income of Subsidiaries	4,378,105	(1,377,738)	448,853
Income Tax Expense (Benefit)	(660,060)	(1,088,931)	999,990
Income (Loss) Before Equity in Undistributed Income of Subsidiaries	5,038,165	(288,807)	1,448,843
Equity in Undistributed (Excess Distributed) Income of Subsidiaries			
Banking subsidiaries	6,901,065	(12,827,147)	(227)
Nonbanking subsidiaries	366,002	(291,930)	804,342
Total	7,267,067	(13,119,077)	804,115
Net Income (Loss)	$ 12,305,232	$ (13,407,884)	$ 2,252,958

Condensed Statements of Cash Flows

	2003	2002	2001
Operating Activities			
Net income	$ 12,305,232	$ (13,407,884)	$ 2,252,958
Items not requiring (providing) cash			
Equity in (undistributed) excess distributed net income of subsidiaries	(7,267,067)	13,119,077	(804,115)
Other assets	220,878	613,504	299,526
Other liabilities	1,283,113	(3,310,134)	1,292,688
Net cash provided by (used in) operating activities	6,542,156	(2,985,437)	3,041,057
Investing Activities			
Investment in banking subsidiaries	—	(7,500,000)	(8,150,000)
Repayment of note payable	(6,000,000)	—	—
Proceeds from note payable	—	6,000,000	—
Proceeds from loans to banking subsidiaries	—	—	(600,000)
Repayment of loans to banking subsidiaries	—	600,000	7,600,000
Net cash provided by (used in) investing activities	(6,000,000)	(900,000)	(1,150,000)
Financing Activities			
Cash dividends paid	—	(1,186,930)	(2,086,370)
Proceeds from exercise of stock options	1,749	13,373	45,982
Cash paid for purchase of treasury stock	—	—	(45,400)
Cash paid in lieu of fractional shares for 5% stock dividend	—	—	(8,659)
Net cash provided by (used in) financing activities	1,749	(1,173,557)	(2,094,447)
Net Change in Cash and Cash Equivalents	543,905	(5,058,994)	(203,390)
Cash and Cash Equivalents at Beginning of Year	155,892	5,214,886	5,418,276
Cash and Cash Equivalents at End of Year	$ 699,797	$ 155,892	$ 5,214,886

Note 26: Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking and data processing operations. Loans, investments, deposits and financial services provide the revenues in the banking segment and include the accounts of State Bank and RFCBC. Service fees provide the revenues in the data processing operation and include the accounts of RDSI. Other segments include the accounts of the holding company, Rurban Financial Corp., which provides management services to its subsidiaries and RFS, which provides trust and financial services to customers nationwide and Rurban Life, which provides insurance products to customers of the Company's subsidiary banks.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income, other revenue, operating expense and net income. Goodwill is allocated. Income taxes and indirect expenses are allocated on revenue. Transactions among segments are made at fair value. The holding company allocates certain expenses to other segments. Information reported internally for performance assessment follows.

2003	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 15,293,092	$ (286,906)	$(1,204,633)	$ 13,801,553	$ —	$ 13,801,553
Other revenue-external customers	23,047,951	8,971,632	2,667,773	34,687,356	—	34,687,356
Other revenue-other segments	—	1,580,426	3,249,904	4,830,330	(4,830,330)	—
Net interest income and other revenue	38,341,043	10,265,152	4,713,044	53,319,239	(4,830,330)	48,488,909
Noninterest expense	20,308,343	7,986,031	5,214,291	33,508,665	(4,830,330)	28,678,335
Significant noncash items:						
Depreciation and amortization	585,735	1,592,380	132,007	2,310,122	—	2,310,122
Provision for loan losses	1,202,000	—	—	1,202,000	—	1,202,000
Income tax expense	5,968,819	774,902	(440,379)	6,303,342	—	6,303,342
Segment profit	11,655,187	1,504,220	(854,175)	12,305,232	—	12,305,232
Balance sheet information:						
Total assets	435,203,288	8,434,735	3,577,550	447,215,573	(11,903,701)	435,311,872
Goodwill and intangibles	2,789,291	—	—	2,789,291	—	2,789,291
Premises and equipment expenditures	529,051	2,252,992	69,865	2,851,908	—	2,851,908

2002	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 25,035,177	$ (150,430)	$(1,107,084)	$ 23,777,663	$ —	$ 23,777,663
Other revenue-external customers	3,362,235	7,815,589	2,601,444	13,779,268	—	13,779,268
Other revenue-other segments	—	1,790,381	5,439,203	7,229,584	(7,229,584)	—
Net interest income and other revenue	28,397,412	9,455,540	6,933,563	44,786,515	(7,229,584)	37,556,931
Noninterest expense	20,583,831	7,163,698	9,960,774	37,708,303	(7,229,584)	30,478,719
Significant noncash items:						
Depreciation and amortization	1,009,168	1,211,934	194,504	2,415,606	—	2,415,606
Provision for loan losses	27,530,583	—	—	27,530,583	—	27,530,583
Income tax expense	(6,794,462)	779,226	(1,029,252)	(7,044,488)	—	(7,044,488)
Segment profit (loss)	(12,922,539)	1,512,615	(1,997,960)	(13,407,884)	—	(13,407,884)
Balance sheet information:						
Total assests	732,635,201	9,143,898	2,810,052	744,589,151	(2,272,473)	742,316,679
Goodwill and intangibles	3,094,419	—	—	3,094,419	—	3,094,419
Premises and equipment expenditures, net	2,705,525	3,964,064	240,849	6,910,438	—	6,910,438

2001	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 25,674,656	$ (126,933)	$ 193,482	$ 25,741,205	$ —	$ 25,741,205
Other revenue-external customers	5,088,701	6,125,970	2,946,942	14,161,613	—	14,161,613
Other revenue-other segments	—	1,564,758	3,851,576	5,416,334	(5,416,334)	—
Net interest income and other revenue	30,763,357	7,563,795	6,992,000	45,319,152	(5,416,334)	39,902,818
Noninterest expense	17,644,172	6,001,048	9,789,408	33,434,628	(5,416,334)	28,018,294
Significant noncash items:						
Depreciation and amortization	884,466	988,703	198,837	2,072,006	—	2,072,006
Provision for loan losses	8,733,000	—	—	8,733,000	—	8,733,000
Income tax expense	1,318,714	531,334	(951,482)	898,566	—	898,566
Segment profit (loss)	3,067,471	1,031,413	(1,845,926)	2,252,958	—	2,252,958
Balance sheet information:						
Total assets	739,852,844	5,683,449	9,753,342	755,289,635	(9,080,542)	746,209,093
Goodwill and intangibles	179,339	—	—	179,339	—	179,339
Premises and equipment expenditures, net	594,743	2,142,649	118,741	2,856,133	—	2,856,133

Note 27: Quarterly Financial Information (Unaudited)

The following tables summarize selected quarterly results of operations for 2003 and 2002.

December 31, 2003	March	June	September	December
Interest income	$ 9,742,449	$ 7,224,646	$ 5,483,277	$ 5,323,478
Interest expense	4,852,066	3,904,814	2,778,633	2,436,785
Net interest income	4,890,383	3,319,832	2,704,644	2,886,693
Provision for loan losses	962,000	300,000	—	(60,000)
Noninterest income	11,763,405	15,671,394	3,583,966	3,668,591
Noninterest expense	7,669,485	8,853,374	6,011,061	6,144,415
Income tax expense	2,722,672	3,358,451	77,754	144,464
Net income	5,299,631	6,479,401	199,795	326,405
Earnings per share				
Basic	1.17	1.42	.04	.07
Diluted	1.17	1.42	.04	.07
Dividends per share	—	—	—	—

December 31, 2002	March	June	September	December
Interest income	$ 12,752,703	$ 12,644,230	$ 12,263,786	$ 10,929,925
Interest expense	6,557,632	6,325,257	6,223,362	5,706,730
Net interest income	6,195,071	6,318,973	6,040,424	5,223,195
Provision for loan losses	2,132,000	11,852,000	2,007,000	11,539,583
Noninterest income	3,398,386	1,714,935	3,857,992	4,807,955
Noninterest expense	7,190,342	7,765,869	7,674,804	7,847,705
Income tax expense	64,566	(3,956,676)	51,151	(3,206,529)
Net income	206,549	(7,630,285)	165,461	(6,149,609)
Earnings per share				
Basic	0.05	(1.68)	0.04	(1.35)
Diluted	0.05	(1.68)	0.04	(1.35)
Dividends per share	0.130	0.130	—	—

Noninterest income increased during the first and second quarters of 2003 as a result of the branch sales.

During the second and fourth quarters of 2002 additional provisions for loan losses were recorded due to identification of increased levels of impaired loans and loan charge-offs.

During the second quarter of 2002, a loss was recorded to write down the value of the Company's investment in WorldCom bonds which reduced noninterest income by $1.7 million.

Noninterest expense increased during the second quarter of 2002 and succeeding quarters as a result of the expenses of acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rurban Financial Corp. ("Rurban") or ("Company") was incorporated on February 23, 1983, under the laws of the State of Ohio. Rurban is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Rurban's subsidiaries, The State Bank and Trust Company ("State Bank") is engaged in the industry segment of commercial banking, RFC Banking Company ("RFCBC") was created June 2003 as a loan subsidiary to work out the problem loans that were retained after the branch sales. Rurban's subsidiary, Rurbanc Data Services, Inc. ("RDSI"), provides computerized data processing services to community banks and businesses including Rurban's subsidiary bank. Rurban's subsidiary, Rurban Life Insurance Company ("Rurban Life") has a certificate of authority from the State of Arizona to transact insurance as a domestic life and disability insurer. Rurban's subsidiary, Rurban Statutory Trust I ("RST") was established in September 2000 for the purpose of managing the Company's junior subordinated debentures. Reliance Financial Services, N.A. ("Reliance"), a wholly owned subsidiary of State Bank, provides trust and financial services to customers nationwide.

The following discussion is intended to provide a review of the consolidated financial condition and results of operations of Rurban. This discussion should be read in conjunction with the consolidated financial statements and related footnotes in Rurban's 2003 Form 10-K filed with the Securities and Exchange Commission.

This section may contain statements that are forward-looking as defined by the Securities and Exchange Commission in its rules, regulations and releases. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors including those identified in the Company's most recent periodic report and other filings with the Securities and Exchange Commission. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company, or any other person, that the results expressed therein will be achieved.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2003. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles - The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgements concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

EARNINGS SUMMARY

Net income for the year was $12.3 million, or $2.70 per diluted share, compared with a net loss of $13.4 million or $2.95 per diluted share and net income of $2.3 million or $.50 per diluted share, reported for 2002 and 2001, respectively. Cash dividends per share were $.26 in 2002 and $.47 in 2001. No cash dividends were paid in 2003. Per share data has been adjusted to reflect the 5% stock dividends paid in September 2001.

Net income in 2003 was primarily a result of the gains associated with the sale of selected branches undertaken in order to replenish capital levels and to restructure and rebuild the Company. The loss in 2002 was directly attributable to the discovery of underwriting deficiencies in the loan portfolio resulting in a loan loss provision of $27.5 million. The discovery process which began during late 2001 and initially led to a fourth quarter 2001 loan loss provision of $5.6 million, broadened during 2002 and culminated at year-end 2002 with the finalization of extensive loan reviews, both internally and externally. As relevant data became available on each borrower, judgments concerning collateral values and probable loss estimates were continually updated and reserve levels appropriately adjusted. At each quarter end, the Company applied judgment to the best information then available to determine the appropriate level of the allowance for loan losses and the resulting loan loss provision required to bring the allowance to the appropriate level. These issues are discussed further in the sections on Loan Loss Provision, Asset Quality and Allowance for Loan Losses.

<u>Significant Events of 2002 and 2003</u>

In addition to the discussion which follows of the results of operations which affected the income statement and balance sheet, several other significant events occurred during 2002 and 2003.

On February 2, 2002, the Company acquired certain loans and insured deposits of the failed Oakwood Deposit Bank from the FDIC. The operations of the two Oakwood branches made a positive contribution to the Company's bottom line.

On May 22, 2002, the Company announced that its technology group, RDSI Banking Systems Inc. (RDSI), had acquired the principal assets of BancServ, Inc., a data services company jointly owned by National Bank of Oak Harbor and Genoa Bank. BancServ provided data processing, item processing and imaging to these two independent banks located in North Central Ohio. These services are now being provided by RDSI.

On July 25, 2002, the Company announced that RDSI had acquired the principal assets of Northwest Financial Services, Inc. (Northwest). Northwest was a limited liability corporation providing item processing and imaging services for eight RDSI client banks. This acquisition provided item processing and imaging critical mass allowing RDSI to provide cost effective additional services to its existing client base.

On December 30, 2002, an agreement was signed to sell the branches, loans and deposits of the Citizens Savings Bank division of RFCBC at a price substantially in excess of their book value. The transaction was closed in March 2003.

On February 12, 2003, the Company notified the trustee of its Trust Preferred Securities of its election to defer the semi-annual interest payment, which would have been due on March 7, 2003. During any interest deferral period, the Trust Preferred Indenture prohibits the payment of a common stock dividend.

On February 22, 2003, an agreement was signed to sell the branches, deposits and certain performing loans of the Peoples Banking Company and First Bank of Ottawa divisions of RFCBC at a price substantially in excess of their book value. The transaction closed in June 2003.

On March 28, 2003, the Citizens Savings Banks, a division of RFC Banking Company, was sold. As of March 28, Citizens had total loans of $57.2 million, total fixed assets (net of accumulated depreciation) of $869,000 and total deposits of $70.8 million. A pre-tax gain of approximately $8.0 million was recorded in March from the sale.

On June 6, 2003, the Peoples Banking Company and First Bank of Ottawa, divisions of RFC Banking Company, were sold. . As of June 6, these branches had total loans of $76.6 million, total fixed assets (net of accumulated depreciation) of $1.4 million and total deposits of $166.2 million. A pre-tax gain of approximately $12.0 million was recorded in June from the sale.

In June 2003, RFCBC obtained two loans in the amount of $13.4 million to fund the loan subsidiary. As of December 31, 2003, the loan balances were $9.6 million. RFCBC also has a line of credit for $2.0 million with a balance of $0 as of December 31, 2003. The Company's note with The Northern Trust Company of $5.5 million was paid off with a portion of these proceeds.

On July 9, 2003, the Company notified the trustee of its Trust Preferred Securities of its election to defer the semi-annual interest payment, which would have been due on September 7, 2003. During any interest deferral period, the Trust Preferred Indenture prohibits the payment of a common stock dividend.

In September 2003, the banking charter of RFCBC, which was primarily engaged in providing a full range of banking and financial services, was relinquished. RFCBC now operates as a loan subsidiary that continues to administer classified loans that were not included in the sale of the branches in 2003.

On January 28, 2004, the Company notified the trustee of its Trust Preferred Securities of its election to defer the semi-annual interest payment, which would have been due on March 7, 2004. During any interest deferral period, the Trust Preferred Indenture prohibits the payment of a common stock dividend.

	Year Ended December 31, 2003	2002	% Change	Year Ended December 31, 2002	2001	% Change
	(dollars in thousands except per share data)					
Total Assets	$435,312	$742,317	-41%	$742,317	$746,209	-1%
Total Securities	$107,699	$115,109	-6%	$115,109	$104,376	+10%
Loans Held for Sale	219	63,536	N/A	63,536	440	N/A
Loans (Net)	273,923	469,781	-42%	469,781	591,052	-21%
Allowance for Loan Losses	10,181	17,694	-42%	17,694	9,239	+92%
Total Deposits	317,475	567,860	-44%	567,860	610,860	-7%
Total Revenues (Net)	48,489	37,557	+29%	37,557	39,903	-6%
Net Interest Income	13,802	23,778	-42%	23,778	25,741	-8%
Loan Loss Provision	1,202	27,531	-96%	27,531	8,733	+215%
Noninterest Income	34,687	13,779	+152%	13,779	14,162	-3%
Noninterest Expense	28,678	30,479	-6%	30,479	28,018	+9%
Net Income	12,305	(13,408)	N/A	(13,408)	2,253	N/A
Basic Earnings per Share	$2.71	$(2.95)	N/A	$(2.95)	$.50	N/A
Diluted Earnings per Share	$2.70	$(2.95)	N/A	$(2.95)	$.50	N/A

Net Interest Income

	Year Ended December 31, 2003	2002	% Change	Year Ended December 31, 2002	2001	% Change
	(dollars in thousands)					
Net Interest Income	$13,802	$23,778	-42%	$23,778	$25,741	-8%

Net interest income declined $10.0 million from 2002 to $13.8 million in 2003. The net interest margin for 2003 was 2.72% compared to 3.17% for the previous year. The 45 basis point decline in the net interest margin was largely due to a 101 basis point decrease in the yield on earning assets from 6.47% to 5.46% which was partially offset by a 56 basis point decrease in the Company's effective cost of funds. The major reasons for the reduction in net interest income were a reduced level of earning assets due to the sale of the RFCBC branches combined with declines in average loan balances due to our intent to exit from out of market loans and interest income foregone on non-performing loans. Contributing to the decline in the yield on average earning assets was the higher liquidity level necessary to fund the cash transferred in the branch sales.

Net interest income declined $2.0 million from 2001 to $23.8 million in 2002. The net interest margin for 2002 was 3.17% compared to 3.81% for the previous year. The 64 basis point decline in the net interest margin was largely due to a 187 basis point decrease in the yield on earning assets from 8.34% to 6.47% which was not fully offset by a 117 basis point decrease in the Company's cost of funds. The major reasons for the reductions in net interest income and in the yield on earning assets were the continued decline in market interest rates and the loss of interest income on non-performing loans of approximately $1.1 million.

Loan Loss Provision

The provision for loan losses was $1.2 million in 2003 compared to $27.5 million in 2002. The allowance for loan losses at December 31, 2003 was 3.58% of loans compared to 3.21% at December 31, 2002. The decrease in the provision was the result of the continued review and determination of the level of reserves necessary to absorb probable losses in the loan portfolio. Non-performing loans decreased to $18.4 million at December 31, 2003 versus $18.7 million at December 31, 2002.

The provision for loan losses was $27.5 million in 2002 compared to $8.7 million in 2001. The allowance for loan losses at December 31, 2002 was 3.21% of loans compared to 1.54% at December 31, 2001. The increase in the provision resulted primarily from an intensified review of the underwriting criteria and the risk characteristics of the loan portfolio which culminated in net chargeoffs of $20.5 million of loans in 2002 and from nonperforming loans increasing to $18.7 million at December 31, 2002 versus $14.7 million at December 31, 2001.

Non-interest Income

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	% Change	2002	2001	% Change
	(dollars in thousands)					
Total Non-interest Income	$34,687	$13,779	+152%	$13,779	$ 14,162	-3%
- Data Service Fees	$ 8,972	$ 7,816	+15%	$ 7,816	$ 6,126	+28%
- Trust Fees	$ 2,602	$ 2,468	+5%	$ 2,468	$ 2,745	-10%
- Deposit Service Fees	$ 2,179	$ 2,618	-17%	$ 2,618	$ 2,593	+1%
- Gains on Sale of Loans	$ 416	$ 759	-45%	$ 759	$ 889	-15%
- Gains on Sale of Branches	$ 19,901	-	N/A	-	-	N/A
- Gains on Sale of Securities	$ 24	$ (834)	N/A	$ (834)	$ 490	N/A
- Other	$ 593	$ 952	-38%	$ 952	$ 1,319	-28%

Total noninterest income increased $20.9 million to $34.7 million in 2003 from $13.8 million in 2002. The increase is primarily the result of recording approximately $20.0 million in net pre-tax gains from the branch sales. The increase was also due to the sale of the Company's investment in WorldCom bonds in the second quarter of 2002, which resulted in a $1.7 million pre-tax loss. Data service fees increased $1.2 million or 15% to $9.0 million in 2003 compared to $7.8 million in 2002 and Trust fees increased $134,000 or 5% to $2.6 million in 2003 compared to $2.5 million in 2002.

Total noninterest income decreased $383,000 to $13.8 million in 2002 from $14.2 million in 2001. The decrease was primarily due to a $1.7 million loss on the sale of the Company's investment in WorldCom bonds. This decrease was offset by data service fees which increased $1.7 million or 28% to $7.8 million in 2002 compared to $6.1 million in 2001.

Rurbanc Data Services, Inc. ("RDSI")

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	% Change	2002	2001	% Change
	(Dollars in thousands)					
Data Service Fees	$8,972	$7,816	+15%	$7,816	$6,126	+28%

Data service fees increased $1.2 million or 15% to $9.0 million from $7.8 million in 2002 and $1.7 million or 28% from 2001 to 2002. The increases in 2003 and 2002 were mainly driven by RDSI's entry into the item processing market, additions of new bank clients and the result of customer account growth at client banks. Their revenue gains were partially offset by revenue lost due to the sale of banking assets of RFC Banking Company which was serviced by RDSI.

RDSI provides data processing services for 55 community banks in Ohio, Michigan, Indiana and Missouri. RDSI differentiates itself from its competition through the quality of its products and the excellence of its customer service. The applications utilized by RDSI are driven by world-class software used by over 3,600 banks nationwide. Customer service encompasses on-time delivery every morning and a discipline of responding to and resolving customer questions and issues within one hour in excess of 94.6% of the time. RDSI provides turnkey solutions for its clients through its partnerships with vendors experienced in a full array of banking products.

RDSI's growth comes from both new and existing clients. In the past five years, the number of bank clients has increased by 50%. Equally important is the growth of existing client banks, both in their number of customer accounts and in the breadth of services provided. Network services, internet banking, imaging, and other technical services are a rapidly growing part of RDSI's revenue. RDSI's revenue grew 15% in 2003 even though a significant piece of their business was lost due to the sale of the banking assets of RFC Banking Company.

Reliance Financial Services, N.A. ("Reliance")

Trust fees increased $134,000 or 5% to $2.6 million from $2.5 million in 2002. The primary reason for this increase was the upward trend in the markets from 2002 levels. Reliance has also grown through the development of new products such as the "Tactical Asset Allocation Portfolio" and by providing back office support to other trust companies.

Non-interest Expense

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	% Change	2002	2001	% Change
	(dollars in thousands)					
Total Non-interest Expense	$28,678	$30,479	-6%	$30,479	$28,018	+9%
- Salaries & Employee Benefits	$13,428	$15,720	-15%	$15,720	$15,448	+2%
- Professional Fees	$4,172	$3,130	+33%	$3,130	$1,712	+83%
- All Other	$11,078	$11,629	-5%	$11,629	$10,858	+7%

Non-interest expense for the year 2003 was $28.7 million, down $1.8 million or 6% from $30.5 million in 2002. Professional fees increased $1.0 million due to increased consulting, legal and auditing fees associated with the Company's problem loan workouts and the branch divestitures. Salaries and employee benefits decreased $2.3 million mainly due to the disposition of the branches.

Non-interest expense for the year 2002 was $30.5 million, up $2.5 million or 9% from $28.0 million in 2001. Professional fees increased $1.4 million due to increased consulting, legal and auditing fees associated with the evaluation and management of the Company's problem loans. The non-interest expenses of the acquired Oakwood branches and the data processing acquisitions were $1.2 million. Excluding the professional fees associated with problem loans and acquired entity expenses; non-interest expense declined $132,000.

Loans

	12/31/03	% of Total	12/31/02	% of Total	% Inc/(Dec)	12/31/01	% of Total	% Inc/(Dec)
	Period Ended (dollars in thousands)							
Commercial	$89,471	31%	$123,053	25%	(27)%	$185,654	31%	(34)%
Commercial real estate	62,340	22%	129,719	27%	(52)%	135,883	23%	(5)%
Agricultural	36,722	13%	68,954	14%	(47)%	67,136	11%	3%
Residential	46,718	16%	84,432	17%	(45)%	106,689	18%	(21)%
Consumer	37,310	13%	60,139	12%	(38)%	76,512	12%	(21)%
Leases	11,774	5%	21,509	5%	(45)%	28,752	5%	(25)%
Loans	$284,335		$487,806		(42)%	$600,626		(19)%
Loans held for sale	219		63,536			440		
Total	$284,554		$551,342			$601,066		

Loans declined $203 million to $284 million at December 31, 2003, due to the branch sales, the Company's effort to exit from out-of-market loans, shrinking loan demand and $12 million of gross charged off loans. The increase in loans held for sale in 2002 was due to a December 30, 2002 agreement to sell the Citizens Savings Bank division of RFCBC. This transaction closed on March 28, 2003.

In 2002, loans decreased $113 million or 19% to $488 million due to an increase in loans held for sale of $63 million, reduced new loan demand and $22 million of gross charged off loans. The increase in loans held for sale was due to a December 30, 2002 agreement to sell the Citizens Savings Bank division of RFCBC. This transaction closed March 28, 2003.

Asset Quality

	12/31/03	12/31/02	Change in Dollars/ percentages	12/31/01	Change in Dollars/ percentages
	Period Ended December 31, (dollars in millions)				
Non-performing loans	$ 18.4	$ 18.7	$ -0.3	$ 14.7	$ 5.9
Non-performing assets	$ 19.9	$ 20.8	$ -0.9	$ 15.0	$ 6.1
Non-performing assets/loans Plus OREO	6.96%	4.25%	2.71%	2.49%	.94%
Non-performing assets/total assets	4.57%	2.80%	1.77%	2.00%	.73%
Net chargeoffs	$ 8.7	$ 20.5	$ -11.8	$ 6.7	$ 5.6
Net chargeoffs/total loans	3.06%	4.20%	-1.14%	1.12%	.93%
Loan loss provision	$ 1.2	$ 27.5	$ -26.3	$ 8.7	$ 6.6
Allowance for loan losses	$ 10.2	$ 17.7	$ -7.5	$ 9.2	$ 2.00
Allowance/loans	3.58%	3.21%	0.37%	1.54%	.29%
Allowance/non-performing loans	55%	95%	-40%	63%	-19%
Allowance/non-performing assets	51%	85%	-34%	62%	-19%

Asset quality statistics reflect a decrease in both nonperforming assets and chargeoffs during 2003 compared to 2002 and an increase from 2002 compared to 2001. Non-performing assets at December 31, 2003 were $19.9 million or 4.57% of total assets, versus $20.8 million or 2.80% at December 31, 2002 and $15.0 million or 2.00% at year-end 2001. Annual net chargeoffs for 2003 were $8.7 million or 3.06% of total loans compared to $20.5 million or 4.20% for 2002. The ratio of the allowance for loan losses to nonperforming loans was 55% at December 31, 2003 compared to 95% at December 31, 2002.

Allowance for Loan Losses

The Company grades its loans using an eight grade system. Problem loans and loans with potential problems are classified as either:

- Grade 5 – Special Mention: Potential weaknesses that deserve management's close attention
- Grade 6 – Substandard: Inadequately protected, with well-defined weakness that jeopardize liquidation of debt
- Grade 7 – Doubtful: Inherent weaknesses well-defined and high probability of loss (impaired)
- Grade 8 – Loss: Considered uncollectible. May have recovery or salvage value with future collection efforts (these loans are either fully reserved or charged off)

The Company's **allowance for loan losses** has four components. Those components are shown in the following table. Commercial, commercial real estate and agricultural loans of over $100,000 are individually reviewed and assessed regarding the need for an individual allocation.

	12/31/03			12/31/02			Increase (Decrease)		
	Loan Balance	Allocation $	Allocation %	Loan Balance	Allocation $	Allocation %	Loan Balance	Allocation $	Allocation %
Allocations for individual loans graded doubtful (impaired)	$ 19.7	$ 5.7	28.93%	$ 14.9	$ 5.1	34.23%	$ 4.8	$0.6	-5.30%
Allocations for individual loans graded substandard	33.4	2.5	7.49	57.7	6.6	11.44	-24.3	-4.1	-3.95
Allocations for individual loans graded special mention*	21.0	0.6	2.86	61.1	1.8	2.95	-40.1	-1.2	-0.09
"General" allowance based on chargeoff history of nine categories of loans	210.5	1.4	0.67	417.6	4.2	1.01	-207.1	-2.8	-0.34
TOTAL	$284.6	$10.2	3.58%	$551.3	$17.7	3.21%	$-266.7	$-7.5	0.37%

* The Company changed its methodology during 2003. Special Mention loans are now allocated at 3%. The December 31, 2002 table has been updated to reflect the new methodology.

In 2003, the amount of loans classified as doubtful increased $4.8 to $19.7 million and substandard loans decreased $24.3 to $33.4 million. Allowance allocations on doubtful loans increased $0.6 million while allowance allocations on substandard loans decreased $4.1 million. Non-performing loan balances remained relatively the same compared to the prior year but the allowance for loan losses decreased significantly due to total loans decreasing $266.7 million and the total of doubtful, substandard and special mention loans declining $59.6 million. The allowance for loan losses at December 31, 2003 was $10.2 million or 3.58% of loans compared to $17.7 million or 3.21% at December 31, 2002.

While the amount of doubtful loans and the related allowance allocation increased during 2003, the pace of increase has slowed dramatically. The doubtful loans are either written down to a conservative estimated collateral value or reserved to reflect that collateral value. Management believes that these problem loan statistics have peaked and that workout efforts will begin to reduce these balances in 2004. The amount of substandard loans has declined by 42% from $57.7 million to $33.4 million reflective of the results of our workout efforts and the amount of special mention loans has dramatically declined by 66% from $61.1 million to $21.0 million.

Management's estimate of the allowance for loan losses includes judgments related to the following factors:

- Borrower financial information received;
- Physical inspections of collateral securing loans performed, new appraisals of collateral securing loans received, and other information regarding borrower collateral levels; and
- Consideration of exposures to industries potentially most affected by current risks in the economic and political environment.
- See *Critical Accounting Policies*.

The results of the Company's extensive, ongoing loan review and workout process suggest that the volume of potential problem loans, nonperforming loans and charge-offs were attributable to actions prior to mid-2002 such as entering higher risk lines of business, ineffective oversight and a few lenders neglecting basic lending fundamentals required by the Company's lending policies and procedures.

In regard to the effort to reduce the volume of substandard and doubtful (classified loans), the following actions were taken during the past year:

- The creation of a loan subsidiary to manage the classified loans of RFCBC to focus the efforts on the workout of that group of loans
- All classified loans are now assigned to a loan workout specialist unless there is a strong reason for an alternative assignment.

These actions were intended to assure that the loan workout effort can be concluded within a one and one-half to three year period and that every effort can be made to minimize losses and maximize associated recoveries.

CAPITAL RESOURCES

Stockholders' equity at December 31, 2003 was $48.4 million or 8.81% of average total assets compared to $36.3 million or 4.57% of average total asset at December 31, 2002. The State Bank and RFCBC each exceeded the "well-capitalized" regulatory capital benchmarks at December 31, 2003.

Total consolidated regulatory (risk-based) capital was $59.2 million at December 31, 2003 and $49.4 million at December 31, 2002. The excess of total regulatory capital over total shareholder equity is primarily due to the $10.0 million of junior subordinated debentures (trust preferred securities) which qualify as Tier 1 capital, and the allowance for loan losses which qualifies as Tier 2 capital subject to certain limitations.

<u>Planned Purchases of Premises and Equipment</u>

Management plans to purchase additional premises and equipment to meet the current and future needs of the Company's customers. These purchases, including buildings and improvements and furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $3.4 million over the next year.

Written Agreement

On July 9, 2002, the Company and State Bank announced they entered into a Written Agreement ("Agreement") with the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions on July 5, 2002. The Agreement was the result of an examination of State Bank as of December 31, 2001, which was conducted in March and April 2002.

As of December 2003, Management believes that Rurban and State Bank were in full compliance with the terms of the Agreement. The Agreement will continue in place until removed by the regulators and management makes no projection of that occurrence. Additional progress on problem loans, earnings and operations will be necessary before the Company can be released from the Written Agreement. Such action is at the discretion of the Regulators and Management makes no projection of this event.

State Bank and RFCBC are prohibited from paying dividends to Rurban without prior regulatory approval. Rurban is prohibited from paying Trust Preferred "dividends" and common stock dividends without prior regulatory approval.

LIQUIDITY

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, federal funds sold, interest earning deposits in other financial institutions, securities available-for sale and loans held for sale. These assets are commonly referred to as liquid assets. Liquid assets were $132.4 million at December 31, 2003 compared to $230.0 million at December 31, 2002. The Company views this level of liquidity as appropriate.

The Company's residential first mortgage portfolio of $46.7 million at December 31, 2003 and $84.4 million at December 31, 2002, which can and has been readily used to collateralize borrowings, is an additional source of liquidity. Management believes the Company's current liquidity level, without these borrowings, is sufficient to meet its liquidity needs. At December 31, 2003, all eligible mortgage loans were pledged under an FHLB blanket lien.

The cash flow statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2003, 2002 and 2001 follows.

The Company experienced a net increase in cash from operating activities in 2003, 2002 and 2001. Net cash from operating activities was $5.7 million, $15.3 million and $8.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Net cash flow from investing activities was $60.3 million, $94.0 million and $(47.7) million for the years ended December 31, 2003, 2002 and 2001, respectively. The changes in net cash from investing activities for 2003 include a reduction in loan growth and cash payments for the net liabilities from the branch sales. The changes in net cash from investing activities for 2002 include a reduction in loan growth and cash received for the net liabilities from the Oakwood acquisition. In 2003, 2002 and 2001, the Company received $17.6 million, $81.9 million and $19.1 million, respectively, from sales of securities available for sale, while proceeds from repayments, maturities and calls of securities were $121.6 million, $53.9 million and $38.1 million in 2003, 2002 and 2001, respectively.

Net cash flow from financing activities was $(92.8) million, $(83.6) million, and $46.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. The net cash decrease was primarily due to a reduction in total deposits of $(87.8) million in 2003. The net cash decrease was primarily due to a reduction in total deposits of $(66.6) million in 2002. Other significant changes in 2003, 2002 and 2001 included $(8.8) million, $(6.4) million and $2.1 million in net borrowings from the Federal Home Loan Bank.

Off-Balance-Sheet Borrowing Arrangements:

Significant additional off-balance-sheet liquidity is available in the form of FHLB advances, unused federal funds lines from correspondent banks, and the national certificate of deposit market. While such additional off-balance-sheet liquidity is available, the Written Agreement between Rurban, State Bank, the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions requires Rurban and State Bank to obtain written approval of the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions prior to directly or indirectly incurring any debt with the exception of federal funds and FHLB borrowings at State Bank & Trust.

Approximately $37.3 million residential first mortgage loans of the Company's $46.7 million portfolio qualify to collateralize FHLB borrowings and have been pledged to meet FHLB collateralization requirements as of December 31, 2003. In addition to residential first mortgage loans, $26.1 million in investment securities are pledged to meet FHLB collateralization requirements. Based on the current collateralization requirements of the FHLB, approximately $5.5 million of additional borrowing capacity existed at December 31, 2003.

At December 31, 2003, the Company had no unused federal funds lines. As of December 31, 2002, the Company had unused federal funds lines totaling approximately $26.0 million from 2 correspondent banks. Federal funds borrowed were $0 at December 31, 2003 and December 31, 2002.

Approximately $9.7 million performing commercial loans are pledged to the Federal Reserve Discount Window to establish additional borrowing capacity of $6.7 million. Such loans are pledged for contingency funding purposes and to date this borrowing capacity has not been used.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
Long-Term Debt Obligations	$39,000,000	$10,000,000	0	$5,000,000	$24,000,000
Other Debt Obligations	20,327,599	2,644,796	7,682,803	0	10,000,000
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations	796,800	99,600	199,200	199,200	298,800
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	0	0	0	0	0
Total	$60,124,399	$12,744,396	$7,882,003	$5,199,200	$34,298,800

The Company's contractual obligations as of December 31, 2003 were evident in long-term debt obligations, other debt obligations and operating lease obligations. The long-term debt obligations is comprised of FHLB Advances of $39,000,000. The other debt obligations is comprised of Trust Preferred securities of $10,000,000 and Notes Payable of $10,327,599. The operating lease obligation is a lease on the RDSI building of $99,600 a year.

ASSET LIABILITY MANAGEMENT

Asset liability management involves developing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans, mortgage-backed securities, and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the Company has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Company's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Company's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

Interest rate risk is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and asset quality (when appropriate).

The Federal Reserve Board together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Company, adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active Board of Director and Senior Management oversight and a comprehensive risk management process that effectively identifies, measures, and controls interest rate risk.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a declining rate environment.

Several ways an institution can manage interest rate risk include: 1) matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; 2) selling existing assets or repaying certain liabilities; and 3) hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contacts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Company has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

Quantitative Market Risk Disclosure. The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2003. It does not present when these items may actually reprice. For loans receivable, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest rate fluctuations on the prepayment of loans and mortgage backed securities. For core deposits (demand deposits, interest-bearing checking, savings, and money market deposits) that have no contractual maturity, the table presents principal cash flows and, as applicable related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted average variable rates are based upon contractual rates existing at the reporting date.

Principal/Notional Amount Maturing or Assumed to Withdraw In:
(Dollars in thousands)

	2004	2005	2006	2007	2008	Thereafter	Total
Rate-sensitive assets							
Variable rate loans	$56,729	$11,466	$7,800	$4,825	$3,018	$10,087	$93,926
Average interest rate	5.12%	5.12%	5.21%	5.17%	5.40%	5.70%	5.20%
Adjustable rate loans	$33,050	$19,036	$10,820	$8,210	$5,591	$14,123	$90,830
Average interest rate	6.49%	6.45%	6.29%	6.25%	6.28%	6.15%	6.37%
Fixed rate loans	$46,189	$19,394	$10,662	$5,887	$1,956	$15,710	$99,798
Average interest rate	5.47%	6.19%	5.88%	5.61%	5.28%	3.90%	5.41%
Total loans	$135,968	$49,896	$29,282	$18,922	$10,565	$39,920	$284,554
Average interest rate	5.57%	6.04%	5.85%	5.78%	5.84%	5.15%	5.65%
Fixed rate investment securities	$5,342	$2,872	$7,673	$22,094	$14,888	$30,102	$82,971
Average interest rate	2.79%	3.65%	2.70%	2.25%	3.10%	4.00%	3.16%
Variable rate investment securities	$952	$1,174	$1,013	$1,046	$1,080	$22,207	$27,472
Average interest rate	3.14%	3.35%	3.15%	3.16%	3.17%	3.32%	3.30%
Federal Funds Sold & Other	$10,260	$0	$0	$0	$0	$0	$10,260
Average interest rate	1.01%	0.00%	0.00%	0.00%	0.00%	0.00%	1.01%
Total rate sensitive assets	$152,522	$53,942	$37,968	$42,062	$26,533	$92,229	$405,257
Average interest rate	5.15%	5.85%	5.14%	3.86%	4.20%	4.33%	4.86%
Rate sensitive liabilities:							
Demand - non interest-bearing	$9,273	$9,226	$9,226	$9,226	$9,134	$0	$46,085
Demand - interest bearing	$6,696	$6,696	$6,696	$6,696	$6,629	$0	$33,413
Average interest rate	0.43%	0.43%	0.43%	0.43%	0.43%	0.00%	0.43%
Money market accounts	$9,876	$9,876	$8,996	$9,876	$9,774	$0	$48,398
Average interest rate	0.88%	0.71%	0.45%	0.25%	0.20%	0.00%	0.50%
Savings	$3,084	$2,964	$2,964	$2,964	$2,934	$0	$14,910
Average interest rate	0.05%	0.05%	0.05%	0.05%	0.05%	0.00%	0.05%
Certificates of deposit	$122,771	$27,540	$15,212	$6,307	$2,140	$699	$174,669
Average interest rate	2.77%	3.35%	2.85%	4.81%	2.95%	0.68%	2.93%
Fixed rate FHLB advances	$0	$0	$0	$0	$5,000	$24,000	$29,000
Average interest rate	0.00%	0.00%	0.00%	0.00%	5.53%	4.64%	4.79%
Variable rate FHLB advances	$10,000	$0	$0	$0	$0	$0	$10,000
Average interest rate	1.21%	0.00%	0.00%	0.00%	0.00%	0.00%	1.21%
Fixed rate Notes Payable	$0	$0	$96	$402	$0	$10,272	$10,770
Average interest rate	0.00%	0.00%	8.50%	7.65%	0.00%	10.52%	10.40%
Variable rate Notes Payable	$2,400	$2,400	$2,400	$1,258	$1,100	$0	$9,558
Average interest rate	5.50%	5.50%	5.50%	6.41%	6.50%	0.00%	5.73%
Fed Funds Purchased & Repos	$3,924	$0	$0	$0	$0	$0	$3,924
Average interest rate	0.75%	0.00%	0.00%	0.00%	0.00%	0.00%	0.75%
Total rate sensitive liabilities	$168,024	$58,702	$45,590	$36,729	$36,712	$34,970	$380,727
Average interest rate	2.26%	1.97%	1.41%	1.28%	1.25%	6.29%	2.29%

Principal/Notional Amount Maturing or Assumed to Withdraw In:
(Dollars in Thousands)

Comparison of 2003 to 2002:	First	Years		
Total rate-sensitive assets:	Year	2 – 5	Thereafter	Total
At December 31, 2003	$ 152,522	$ 160,505	$ 92,229	$ 405,257
At December 31, 2002	317,174	217,623	149,581	684,378
Increase (decrease)	$ (164,652)	$ (57,118)	$ (57,352)	$ (279,121)
Total rate-sensitive liabilities:				
At December 31, 2003	$ 168,024	$ 177,733	$ 34,970	$ 380,727
At December 31, 2002	317,332	339,592	42,961	699,885
Increase (decrease)	$ (149,308)	$ (161,859)	$ (7,991)	$ (319,158)

The above table reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Company's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable rate loans receivable, repricing frequency can be daily or monthly and for adjustable rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to thirty years. While increasingly aggressive local market competition in lending rates has pushed loan rates lower; the Company's increased reliance on non-core funding sources has restricted the Company's ability to reduce funding rates in concert with declines in lending rates. Therefore, tax equivalent net interest income as a percentage of average interest earning assets declined from 3.80% in 2001 and 3.17% in 2002 to 2.72% in 2003.

The Company manages its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include; 1) loans receivable which are renewed (and repriced) annually, 2) variable rate loans, 3) certificates of deposit with terms from one month to six years and 4) securities available for sale which mature at various times primarily from one through ten years 5) federal funds borrowings with terms of one day to 90 days, and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

Forward-Looking Statements

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially form those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Stock Listing

Rurban Financial Corp.'s common stock is traded on the NASDAQ National Market under the ticker symbol RBNF.

Stock Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

Corporate Address

Rurban Financial Corp.
401 Clinton Street
Defiance, OH 43512
www.rurbanfinancial.net

Market Makers

Sweney Cartwright & Co.
Friedman, Billings, Ramsey & Co., Inc.
Goldman Sachs & Company
Hill Thompson Magid, L.P.
Keefe, Bruyette & Woods, Inc.
Knight Equity Markets, L.P.
Schwab Capital Markets, L.P.
Susquehanna Capital Group
Trident Securities

Investor Relations

Sandra L. Stockhorst
P.O. Box 467
Defiance, OH 43512
(800) 273-5820 or (419) 784-4023
rfcinv@rurban.net

Form 10-K

The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, will be made available to interested shareholders via www.nasdaq.com and www.rurbanfinancial.net

Annual Meeting

The Annual Meeting of Rurban Financial Corp. will be held at 5:30 p.m. Monday, April 26 2004 at The Eagles Club, 711 W. Second Street, Defiance, Ohio 43512.

Subsidiaries

The State Bank and Trust Company
Reliance Financial Services, N.A.
RFC Banking Company
Rurbanc Data Services, Inc. (RDSI)

Ownership Opportunities

Dividend Reinvestment Plan (DRIP): This powerful investment tool allows you to reinvest your dividends automatically – FREE. Receive free custodial services, quarterly statements, 1099, dividend reinvestment and more. Contact Sandra L. Stockhorst at rfcinv@rurban.net or call (800) 368-5948, or (419) 784-4023 for additional information.

Shareholder Direct Stock Purchase Program

DRIP participants or stockholders utilizing Registrar and Transfer custodial services may purchase stock in their account at any time, free of charge. Simply complete a request card and stock will be purchased for you. For more information, call (800) 368-5948 or (419) 784-4023.

RBNF Email Alert Service

You can receive our news releases by Email. This service is available free of charge through our website. Simply go to www.rurbanfinancial.net and click on "Investor Relations," then "Email Notification."

Corporate Governance

The Rurban Financial Corp. Code of Conduct and Ethics, as required by the Sarbanes-Oxley Act, is available via www.rurbanfinancial.net or by requesting a copy from Investor Relations.

Certain statements within this document, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and actual results may differ materially from those predicted by the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties inherent in the national and regional banking, insurance and mortgage industries, competitive factors specific to markets in which Rurban and its subsidiaries operate, future interest rate levels, legislative and regulatory actions, capital market conditions, general economic conditions, geopolitical events, the loss of key personnel and other factors.

Forward-looking statements speak only as of the date on which they are made, and Rurban undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made. All subsequent written and oral forward-looking statements attributable to Rurban or any person acting on our behalf are qualified by these cautionary statements.

Rurban Financial Corp.
401 Clinton Street, P.O. Box 467
Defiance, Ohio 43512
www.rurbanfinancial.net